RECD S.E.C.
APR 5 2005
1086

05049710

1-9720

total solutions



PROCESSED
APR 07 2005
THOMSON
FINANCIAL

PAR TECHNOLOGY CORPORATION

financial highlights

(In thousands, except per share amounts)	Year ended December 31, 2004	2003	2002
Revenue	$ 174,884	$ 139,770	$ 133,681
Net income	$ 5,635	$ 2,429	$ 741
Earnings per share, diluted	$ 0.61	$ 0.27	$ 0.09
Cash and cash equivalents	$ 8,696	$ 1,467	$ 490
Total assets	$ 111,752	$ 87,147	$ 85,122
Shareholders' equity	$ 63,574	$ 55,239	$ 51,198
Cash provided by operating activities	$ 19,488	$ 3,395	$ 3,599









a message from the chairman

TO MY FELLOW SHAREHOLDERS,

During 2004, PAR Technology continued its success as a company focused on cutting edge products and services based on our core strength in Hospitality Technology and Government I/T Services. 2004 was an exciting year that saw PAR report record revenues, accelerate earnings and acquire a successful software company, Springer-Miller Systems, Inc. PAR has emerged in solid condition; financially strong, excellent relationships with outstanding major customers, new products and an enthusiastic, engaged workforce positioned to take advantage of opportunities arising from healthy robust markets.

Operations in 2004 generated net income of $5.6 million, an increase of 132% when compared to the $2.4 million in 2003. Earnings per share were reported at $0.61 in 2004 versus $0.27 per share in 2003, rising 126%. Total revenues grew 25% to $175 million from the $140 million in the previous year. This growth continues to be driven by sales of our core hospitality technology products to traditional customers such as McDonald's and other national brand restaurants. We also saw new sales to CKE Restaurants (Carl's Jr. & Hardees), Bojangles', the Bronx Zoo and several major movie theatre chains. We expect continued growth in sales to non-foodservice markets in 2005 and beyond. Our Government business is also showing solid growth and continues to add new I/T outsourcing of telecommunication facilities and development programs to their roster of contract awards.

In 2004 we were able to execute our strategic plan of acquiring a niche software company in the hospitality marketplace. Our goal was to acquire a company that would be accretive to PAR's near term earnings, was growing and profitable, had a seasoned management team onboard, was active in a healthy sector of the hospitality marketplace, shared a synergistic philosophy with our own of creating and maintaining long-term relationships with customers, and focused on delivering industry leading technology products and services to multiple customer locations.

Following these guidelines we acquired Springer-Miller Systems, Inc. of Stowe, VT. Springer-Miller is a leading provider of property management systems (PMS) solutions to all types of hospitality enterprises including city-center hotels, destination spas, golf resorts, timeshare properties and casino resorts worldwide. Springer-Miller's SMS|Host Hospitality Management System distinguishes itself from other PMS applications with its truly integrated design and unique approach to guest services. The SMS|Host suite of applications include more than 20 seamlessly integrated guest-centric application modules that provides hotel/resort staff with the necessary tools to personalize service, exceed guest expectations and increase revenues for the customers' properties. Springer-Miller also provides the day and destination spa industry the leading management application specifically designed to support the unique requirements of spas, a rapidly growing sector in hospitality.

Springer-Miller has become the premier supplier of PMS technology to more than 500 luxury Hotels/ Resorts. They have an impressive customer list that includes: the Hard Rock Hotel & Casino in Las Vegas, NV, The Pebble Beach Company, Aspen USA, Vail/Beaver Creek Ski Resort, Intrawest Corp., Amelia Island Plantation, the Delaware North Companies, Kohler Co.'s American Club, The New York Palace, The Breakers, and Mandarin Oriental Group to name a select few.

We plan to take full advantage of the significant opportunities to cross-sell our traditional hardware products and lifecycle and professional services to Springer-Miller's core business of hotels/resorts and spas. We also believe there may be a similar opportunity to market some of the Springer-Miller product suite of offerings to our traditional restaurant markets and customers.

As I mentioned earlier in this letter, our Hospitality Technology business once again had a strong and successful year. Our strategic initiatives aimed at

accelerating growth across our core business and improving the fundamentals in our hospitality business led the way toward achieving our record results. During 2004 we increased product sales in our hospitality business by nearly 29%, and service revenues grew a comparable 25%. This past year we released our 6th generation hardware platform, the ViGo™. ViGo is the first Point-of-Sale (POS) terminal offering fully-integrated peripheral options for the hospitality, entertainment and retail markets. ViGo, with its patent pending design, does what no other POS terminal on the market can do: save customers money and counter space by combining required external devices into a single package. With rapid advances in information technology and a globally competitive environment, hospitality enterprises are looking for more vertically focused solutions that provide more functionality and reliability that are particularly well-suited to their operations. This helps reduce the cost and time needed to deploy the solution and creates the highest return on their investment. We are eager to provide our customers a key enabling solution, such as ViGo, that will help them realize the full value potential of their business assets.

Our Government contract revenues rose 20% with both our I/T outsourcing and applied technology sectors contributing equally to our ongoing success. This segment of our business will remain strong as we exited the year with a $112 million dollar backlog. Our Government business added new contracts across various lines in 2004. New contracts with the Navy included the I/T outsourcing of communications facility operations located in Lamoure, ND, Brunswick, ME and Chesapeake, VA. We added additional new I/T outsourcing contracts with the U.S. Army at Camp Roberts, CA and in Landstuhl, Germany, PAR's first ever Department of Defense contract in Europe. We were also able to add a non-military Government I/T outsourcing contract with the signing of a contract with the International Broadcast Bureau to operate their facility in the Northern Mariana Islands. Our Government business also continues to work with the U.S. Air Force, Intelligence Agencies, The Defense Advanced Research Projects Agency (DARPA) and the U.S. Navy on several software development programs in imaging technology and other digital signal processing technologies.

In 2004 we announced the continuation of a project for the U.S. Department of Transportation's Maritime Administration (MARAD) and Homeland Security's Transportation Security Administration (TSA) utilizing our Logistics Management Systems technology. The majority of the work in this project will continue to focus on the upgrading of PAR's Cargo*Watch™ system to meet the high standards set by the U.S. Government for container security in our ports and depots. The statement of work also calls for PAR to develop and support an interface of real-time asset and cargo status/information between the Cargo*Watch system and the Transportation Security Administration's Integrated Intermodal Information System (IIIS). In conjunction with the shipper, data will be collected that demonstrates the proficiency of PAR's systems to operate in situations such as over-the-road and rail transport of instrumented chassis and containers. By working in conjunction with the Department of Transportation (DOT) and TSA, we can extend the reach and accessibility of sophisticated cargo tracking tools like Cargo*Watch throughout the shipping process. This new technology will help ensure that the level of tracking cargo containers throughout the world is provided as efficiently and accurately as possible. While there is no assurance of developing a successful commercial business we are nevertheless pleased with the strategic position we have created. We are actively engaged with the DOT and DHS in developing and testing potential container security solutions, while simultaneously using the same technology to create a viable logistics asset tracking system for the transportation industry. We are working hard to position PAR as the provider of a cost effective asset tracking system which meets future government mandates for container security.

In summary our Company had a very successful year. As of December 31, 2004 total assets had grown 28% to $112 million and shareholder's equity had increased 15% from a year earlier to nearly $64 million. Cash flow from operating activities rose to $19.5 million, up from $3.4 million in 2003 and our day sales outstanding continues to trend lower at 55 days, down from 66 days one year previous. Inventory turns are also improving and we reported 4.3 turns in 2004 versus 3.2 last year. In the past four years shareholder equity has risen 36% and we fully expect this trend to continue.

We will continue to focus upon revenue growth and improved profitability. To achieve this goal we will continue to explore external options—acquisitions or investments. While pursuing growth, we will not divert attention from our existing businesses. We have the financial flexibility to try some exciting new things and to evolve in exciting new directions. For these reasons, I am more enthusiastic about the long term than I have been at the time of writing any previous annual letter.

I would like to thank the many shareholders who have written, emailed and called to offer ideas and encouragement and to express their support for what PAR is trying to accomplish.

I would also like to thank the people who work at PAR, many of whom are also shareholders. Their efforts and dedication are inspiring, and it is a privilege to be associated with them.

The purpose of any corporation is ultimately, to grow shareholder value over time. We at PAR continually strive to achieve that goal for all our shareholders. I am confident that our successful strategies in 2004 have helped bolster a process which will achieve expanded growth and increased value into the future.

Regards,



John W. Sammon, Jr.
Chairman, President and
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2004.
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to __________

Commission File Number 1-9720

PAR TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**16-1434688**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

PAR Technology Park **8383 Seneca Turnpike** **New Hartford, New York**	**13413-4991**
(Address of principal executive offices)	(Zip Code)

(315) 738-0600
(Registrant's Telephone number, including area code)

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $.02 par value	New York Stock Exchange

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ___

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ___ No _X_

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the average price as of February 28, 2005 - $60,044,017.

The number of shares outstanding of registrant's common stock, as of February 28, 2005 – 8,951,206 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with its 2005 annual meeting of stockholders are incorporated by reference into Part III.

PAR TECHNOLOGY CORPORATION

TABLE OF CONTENTS
FORM 10-K

Item Number		Page
	PART I	
Item 1.	Business	1
Item 2.	Properties	7
Item 3.	Legal Proceedings	8
Item 4.	Submission of Matters to a Vote of Security Holders	8
	PART II	
Item 5.	Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities	8
Item 6.	Selected Financial Data	9
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	19
Item 8.	Financial Statements and Supplementary Data	19
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	19
Item 9A.	Controls and Procedures	19
Item 9B.	Other Information	19
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	20
Item 11.	Executive Compensation	20
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	21
Item 13.	Certain Relationships and Related Transactions	21
Item 14.	Principal Accountant Fees and Services	21
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	22
Signatures		43

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Information provided by the Company, including information contained in this Annual Report, or by its spokespersons from time to time may contain forward-looking statements. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation, delays in new product introduction, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, and in the quick service sector of the Hospitality market specifically, risks of intellectual property rights associated with competition and competitive pricing pressures, risks associated with foreign sales and high customer concentration, and other risks detailed in the Company's filings with the Securities and Exchange Commission. Actual future results may vary materially from those projected, anticipated, or indicated in any forward-looking statements as a result of certain risk factors. Readers should pay particular attention to the considerations described in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures about Market Risk."

PAR TECHNOLOGY CORPORATION

PART I

Item 1: Business

PAR Technology Corporation ("PAR" or the "Company") is the parent company of wholly-owned subsidiary businesses. PAR's largest subsidiary, ParTech, Inc. is a provider of management technology solutions, including hardware, software, and professional services to businesses in the hospitality and retail industries. The Company is a leading supplier of hospitality technology systems with nearly 40,000 systems installed in over 100 countries. PAR's hospitality management software technology assists in the operation of hospitality businesses and enterprises by managing data from end-to-end and improving profitability through more efficient operations. Our professional services' mission is to assist businesses in achieving the full potential of their hospitality technology systems.

PAR is a provider of professional services and enterprise business intelligence applications with long-term relationships with the restaurant industry's two largest corporations—McDonald's Corporation and Yum! Brands Inc. McDonald's has over 30,000 restaurants in 119 countries and PAR has been a selected provider of restaurant management technology systems and lifecycle support services to McDonald's since 1980. Yum! Brands (which includes Taco Bell, KFC and Pizza Hut) has been a PAR customer since 1983. Yum! has nearly 33,000 units globally and PAR is the sole approved supplier of restaurant management technology systems to Taco Bell as well as the Point-of-Sale vendor of choice to KFC. Other significant chains where PAR is the POS vendor of choice are: Boston Market, Chick-fil-A, CKE Restaurants (including Hardees and Carl's Jr.), Carnival Cruise Lines, Loews Cineplex and large franchisees of each of the foregoing brands.

In the fourth quarter 2004 PAR acquired Springer-Miller Systems, a leading provider of hospitality management solutions that meet/exceed the technology needs of all types of Hospitality enterprises including city-center hotels, destination spa and golf properties, timeshare properties and casino resorts worldwide, setting the pace as a pioneer in the hospitality industry. PAR's SMS|Host Hospitality Management System is distinguished from other property management systems with its integrated design and unique approach to guest service. The SMS|Host product suite, that includes more than 20 seamlessly integrated, guest-centric application modules, provides hotel/resort staff with the tools they need to personalize service, exceed guest expectations, and increase property revenues. PAR maintains a distinctive customer list in this business including Pebble Beach Resorts, The Four Seasons, Hard Rock Hotel & Casino, the Mandarin Oriental Hotel Group, and Destination Hotels & Resorts.

PAR is also the parent of PAR Government Systems Corporation and Rome Research Corporation, both Government contractors. As a long-standing Government contractor, PAR develops advanced technology systems for the Department of Defense and other governmental agencies. Additionally, PAR provides information technology and communications support services to the U.S. Navy, U.S. Air Force and U.S. Army. PAR focuses its computer-based system design services on providing high quality technical products and services, ranging from experimental studies to advanced operational systems, within a variety of areas of research, including radar, image and signal processing, logistics management systems, and geospatial services and products. With more than 36 years experience in this sector, PAR's Government engineering service business provides management and engineering services that include facilities operation and management. In addition, through Government-sponsored research and development, PAR has developed technologies with relevant commercial uses. A prime example of this "technology transfer" is the Company's point-of-sale technology, which was derived from research and development involving microchip processing technology sponsored by the Department of Defense.

Information concerning the Company's industry segments for the three years ended December 31, 2004 is set forth in Note 12 to the Consolidated Financial Statements included elsewhere herein.

The Company's common stock is traded on the New York Stock Exchange under the symbol "PTC." Our corporate headquarters offices are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991; telephone number (315) 738-0600. Our website address is http://www.partech.com. Information contained on our website is not part of this prospectus.

Unless the context otherwise requires, the term "PAR" or "Company" as used herein, means PAR Technology Corporation and its wholly-owned subsidiaries.

Hospitality Technology Segment

PAR operates two wholly-owned subsidiaries in the Hospitality business segment, ParTech, Inc. and PAR Springer-Miller Systems, Inc. PAR is a provider of integrated enterprise solutions to the hospitality industry. The Company's Point-of-Sale (POS) restaurant management technology integrates both cutting-edge software applications and the Company's Pentium®-based hardware platform. PAR's restaurant management system can host fixed as well as wireless order-entry terminals, may include kitchen printers or video monitors and/or third-party supplied peripherals networked via an Ethernet LAN, and is accessible to enterprise-wide network configurations. In addition, PAR is a leading provider of hospitality management solutions that meet the property management technology needs of an array of hospitality enterprises, including city-center hotels, destination Spa and golf properties, timeshare properties and casino resorts worldwide. PAR also provides extensive systems integration and professional service capabilities to design, tailor and implement solutions that enable its customers to manage all aspects of data collection and processing for single or multiple site enterprises from a central location.

Products

The technology requirements of the major hospitality organizations include rugged, reliable, management systems capable of receiving, transmitting and coordinating large numbers of transactions that require a quick and accurate response. The Company's integrated hospitality management software applications permit its customers to configure their hospitality technology systems to meet their order entry, menu, food preparation, delivery and property management coordination needs while capturing all pertinent data concerning the transactions at the specific location. PAR's hospitality management systems are the result of more than 25 years of experience and knowledge combined with an in-depth understanding of the hospitality marketplace. This knowledge and expertise is reflected in the product design, implementation capability and systems integration skills.

Software. PAR's latest generation of restaurant management software, the InFusion Suite, is comprised of InTouch™ POS, InForm™ Back Office, InSynch™ Enterprise Configuration and InQuire™ Enterprise Reporting. InTouch is a multi-brand, multi-concept application, containing rich features and functions such as real-time mirror imaging of critical data, on-line graphical help and interactive diagnostics, all presented with intuitive graphical user interfaces. In addition, PAR's back office management software, InForm, allows restaurant owners to control critical food and labor costs using intuitive tools for forecasting, labor scheduling and inventory management. The InSynch Enterprise Configuration manager provides business-wide management of diverse concept menus, security settings and system parameters all from one central location. InQuire Enterprise Reporting offers a web-based hosted reporting service leveraging the latest technology from Microsoft's .Net platform. InQuire's Executive Dashboard provides proactive business intelligence for the entire organization, as well as automated management reporting and process integration. In addition, the Company offers streamlined POS software, GT/Exalt™, which is the predominant software in the Quick Service Restaurant industry. GT/Exalt provides restaurant owners with increased cash security, improved customer service and highly flexible kitchen and drive-thru functionality.

PAR is also a provider of software to the hotel/resort industry. Today, more and more hospitality-oriented businesses are managing information and leveraging their relationships with customers through integrated technology systems. There are two key and complementary aspects to system integration. One is to provide a seamless user interface to manage all aspects of the customer experience. The other is to be certain all aspects of customer activity become part of a single database. To accomplish this, every point of guest contact and every interaction with the customer must be managed within the same software. PAR's SMS|Host Hospitality Management System provides the most efficient automation process to handle business functions within a hotel/resort—a check-in, a spa appointment, or a retail purchase for instance. PAR's SMS|Host Hospitality Management System is distinguished from other property management systems by its truly integrated design and unique approach to guest service. The SMS|Host product suite, including over 20 seamlessly integrated, guest-centric modules, provides resort staff with the tools they need to personalize service, anticipate needs, and consistently exceed guest expectations. PAR SMS also offers Spa*Soft* and SMS|Touch Fine Dining, two stand-alone applications. Spa*Soft* is designed to suit the unique needs of the spa industry. Focusing on activity scheduling, resource management, inventory management, point-of-sale and reporting, Spa*Soft* assists in the total

management of hotel/resort spas and day spas. Because Spa*Soft* was specifically designed for the unique needs of the spa industry, it assists the spa staff in providing the individualized, impeccable guest service that their most important clients desire and expect. The SMS|Touch Fine Dining product suite is a robust fine dining point-of-sale system designed to increase revenue in the property's food and beverage outlets.

Hardware. The Company's hardware platform systems, ViGo™ and POS4XP™, are Pentium®-designed systems developed to host the most powerful point-of-sale software applications in the hospitality industry. ViGo™ offers the hospitality, retail and entertainment industries a new scalable solution combining a multitude of peripheral devices into one compact package. Both ViGo™ and POS4XP™ designs utilize open architecture with industry standard components and are compatible with the most popular operating systems. The hardware platforms support a distributed processing environment and incorporate an advanced hospitality management technology system, utilizing Intel microprocessors, standard PC expansion slots, Ethernet LAN, standard Centronics printer ports as well as USB ports. The hardware systems supply their industry-standard components with features for hospitality applications such as multiple video ports. The POS systems utilize distributed processing architecture to integrate a broad range of PAR and third-party peripherals and are designed to withstand the harsh hospitality environments. Both hardware platforms have a favorable price-to-performance ratio over the life of the system as a result of their PC compatibility, ease of expansion and high reliability design.

Systems Integration and Professional Services. PAR's ability to offer the full spectrum of integration, implementation, installation, maintenance, and support services is one of the Company's key differentiators. PAR continues to work in unison with its customers to identify and address the latest hospitality technology requirements by creating interfaces to equipment, including innovations such as automated cooking and drink-dispensing devices, customer-activated terminals and order display units located inside and outside of the customer's business site. The Company provides its systems integration expertise to interface specialized components, such as video monitors, coin dispensers and non-volatile memory for journalizing transaction data, as is required in some international applications. PAR is comprised of experienced individuals with diverse hospitality backgrounds in both hotels/resorts and restaurants. PAR has the knowledge and expertise to recommend property management solutions which can be used most effectively in hotels and restaurants, with emphasis on maximizing return on investment. In addition, the Company has secured strategic partnerships with third-party organizations to offer a variety of credit, debit and gift card payment options that allow quick service restaurants, convenience stores, gasoline stations and drugstores to process cashless payments quickly and efficiently. The Company's Technical Services department continuously evaluates new technologies as they surface and adopts those that allow PAR to provide significant improvements in customer's day-to-day systems. From hand-held wireless devices to advances in internet performance, the technical staff is available for consultation on a wide variety of topics including network infrastructures, system functionality, operating system platforms, and hardware expandability.

Installation and Training

In the United States, Canada, Europe, South Africa, the Middle East, Australia and Asia, PAR personnel provide installation, training and integration services on a fixed-fee basis as a normal part of the equipment purchase agreement. In certain areas of North and South America, Europe and Asia, the Company provides these integration services through third parties. Prior to system installation and user training, hotel/resort operators can attend a configuration seminar, during which attendees review internal policies and procedures, establish a software configuration and receive an overview of the PAR SMS|Host product suite. PAR provides complete application training for a site's staff as well as technical instruction for Information Systems personnel. The PAR training team is composed of experienced individuals with diverse hospitality and technical backgrounds.

Maintenance and Service

The Company offers a wide range of maintenance and support services as part of its total solution for its targeted hospitality technology markets. In the North American region, the Company provides comprehensive maintenance and integration services for the Company's equipment and systems, as well as those of third parties, through a 24-hour central telephone customer support and diagnostic service in Boulder, Colorado, as well as service centers in Europe, South Africa, the Middle East, Australia and Asia. The Company believes that its ability to address all support and maintenance requirements for a customer's hospitality technology network provides it with a clear competitive advantage. PAR also maintains regional support centers in three additional locations worldwide including Las Vegas, Nevada in the US, Kuala Lumpur in Malaysia, and Kettering in the UK, that focus upon servicing and maintaining of PAR systems to the hotel/resort markets 24 hours a day, seven days a week. The Company maintains a field service network consisting of nearly 100 locations offering on-site service and repair, as well as depot repair, overnight unit replacements and spare unit rentals. At the time a hospitality technology system is installed, PAR trains customer employees and managers to ensure efficient and effective use of the system. If a problem occurs within the Company's manufactured technology system (hardware and software), PAR's current service management software products allow a service technician to diagnose the problem by telephone or by remotely dialing-in to the system, thus greatly reducing the need for on-site service calls.

The Company's service organization utilizes a suite of software applications from Clarify, Inc. (Clarify) as its Customer Resource Management tool. Clarify allows PAR to demonstrate compelling value and differentiation to its customers through the utilization of its extensive and ever-growing knowledge base to efficiently diagnose and resolve customer-service issues. Clarify also enables PAR to compile the kind of in-depth information it needs to spot trends and identify opportunities. A second software suite is a call center knowledge base known as Customer Care. Customer Care allows PAR to maintain a profile on each customer, their background, hardware and software details, client service history, and a problem-resolution database. Analysis of this data allows the Company to optimize customer service by identifying trends in calls, and to work with customers to quickly resolve issues. The same system is used by the PAR SMS Research and Development team as a real-time communications tool between these technical departments to coordinate software change management.

Sales & Marketing

Sales in the hospitality technology market are often generated by initially obtaining the acceptance of the corporate chain as an approved vendor. Upon approval, marketing efforts are then directed to franchisees of the chain. Sales efforts are also directed toward franchisees of chains for which the Company is not an approved corporate vendor. The Company employs direct sales personnel in several sales groups. The Major Accounts Group works with large chain corporate customers typically operating more than 75 locations. The Domestic Sales Group targets franchisees of the major chain customers, as well as smaller chains within the United States. The International Sales Group seeks sales to major customers with locations overseas and to international chains that do not have a presence in the United States. The Company's Business Partner Development Sales Group targets non-foodservice markets such as retail, convenience, amusement parks, movie theaters, cruise lines, spas and other ticketing and entertainment venues. This group also works with third-party resellers and value-added resellers throughout the country. New sales in the hotel/resort technology market are often generated by leads, be it by word of mouth, internet searches or trade show presence. Marketing efforts are used in the form of direct mail campaigns, advertising and targeted telesales calls. The Company employs direct sales personnel in several sales groups. The Domestic Sales Group targets independent, high end hotels and resorts in the United States, Canada and the Caribbean. The International Sales Group seeks sales to independent hotels outside of the United States. The Corporate Accounts Group works with high profile corporate customers such as Mandarin Oriental, Destination Hotels and Resorts and Intrawest. The Company's Installed Accounts Group works solely with clients who have already installed the SMS|Host product suite.

Competition

The competitive landscape in the hospitality market is driven primarily by functionality, reliability, quality, pricing, service and support. The Company believes that its principal competitive advantages include its focus on an integrated technology solution offering, advanced development capabilities, in-depth industry knowledge and expertise, excellent product reliability, a direct sales force organization, and the quality of its support and quick service response. The markets in which the Company transacts business are highly competitive. Most of our major customers have approved several suppliers who offer some form of sophisticated hospitality technology system similar to the Company's. Major competitors include Panasonic, IBM Corporation, Radiant Systems, NCR, Hotel Information Systems, Visual One, Agilysis and Micros Systems.

Backlog

At December 31, 2004, the Company's backlog of unfilled orders for the Hospitality segment was approximately $18,534,000 compared to $9,800,000 a year ago. All of the present orders are expected to be delivered in 2005. The Hospitality segment orders are generally of a short-term nature and are usually booked and shipped in the same fiscal year.

Research and Development

The highly technical nature of the Company's hospitality products requires a significant and continuous research and development effort. Ongoing product research and quality development efforts are an integral part of all activities within the Company. Functional and technical enhancements are actively being made to our products to increase customer satisfaction and maintain the high caliber of our software. Research and development expenses were approximately $6,015,000 in 2004, $4,779,000 in 2003 and $5,400,000 in 2002. The Company capitalizes certain software costs in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* See Note 1 to the Consolidated Financial Statements included in Item 15 for further discussion.

Manufacturing and Suppliers

The Company assembles its products from standard components such as integrated circuits and fabricated parts such as printed circuit boards, metal parts and castings, most of which are manufactured by others to the Company's specifications. The

Company depends on outside suppliers for the continued availability of its components and parts. Although most items are generally available from a number of different suppliers, the Company purchases certain components from only one supplier.

Items purchased from only one supplier include certain printers, base castings and electronic components. If such a supplier should cease to supply an item, the Company believes that new sources could be found to provide the components. However, added cost and manufacturing delays could result and adversely affect the business of the Company. The Company has not experienced significant delays of this nature in the past, but there can be no assurance that delays in delivery due to supply shortages will not occur in the future.

Intellectual Property

The Company owns or has rights to certain patents, copyrights and trademarks, but believes none of these intellectual property rights provides a material competitive advantage. The Company relies upon non-disclosure agreements, license agreements and applicable domestic and foreign patent, copyright and trademark laws for protection of its intellectual property. To the extent such protective measures are unsuccessful, or the Company needs to enter into protracted litigation to enforce such rights the Company's business could be adversely impacted. Similarly there is no assurance that the Company's products will not become the subject of a third party claim of infringement or misappropriation. To the extent such claims result in costly litigation or force the Company to enter into royalty or license agreements rather than enter into a prolonged dispute the Company's business could be adversely impacted. The Company also licenses certain third party software with its products. While the Company has maintained a strong relationship with its licensors, there is no assurance that such relationship will continue or that the licenses will be continued under fees and terms acceptable to the Company.

Government Segment

PAR operates two wholly-owned subsidiaries in the Government business segment, PAR Government Systems Corporation (PGSC) and Rome Research Corporation (RRC). These companies provide the U.S. Department of Defense (DoD) and other federal and state government organizations with a wide range of technical services and products. Significant areas in which the Company is involved include: design, development, and integration of state-of-the-art imagery intelligence systems for information archive, retrieval, and processing; advanced research and development for imaging sensors; development and operations of logistics management systems; and engineering and support services for Government information technology and communications facilities.

The Company's offerings cover the entire development cycle for Government systems, including requirements analysis, design specification, development, implementation, installation, test and evaluation.

Information Systems and Technology

The Information Systems and Technology (IS&T) business sector develops integrated systems for imaging information archiving, processing, exploitation, and visualization. IS&T is the system integrator for the Multi-Sensor Integration facility at the Air Force Research Laboratory-Rome Research Site and is a key developer of the National Geospatial-Intelligence Agency (NGA) Image Product Library (IPL). The IPL provides access to a virtual network of archives in support of the operational users of imagery. The Company has a substantial systems integration contract to support interoperability of new and emerging commercial imagery exploitation and data management systems for U.S. Air Force (USAF) operations. Since 1986, the Company has been a key contributor to the full-scale engineering development for the Joint Surveillance Target Attack Radar System (Joint STARS) and more recently, for the Affordable Moving Surface Target Engagement (AMSTE) program. The Company provides systems engineering and software development for radar technologies that detect, track and target ground vehicles.

Signal & Image Processing

The Signal and Image Processing (SIP) business sector supports the development and implementation of complex sensor systems including the collection and analysis of sensor data. The SIP group has developed sensor concepts, algorithms, and real-time systems to address the difficult problems of finding low-contrast targets against clutter background (e.g., finding cruise missiles, fighter aircraft, and personnel against heavy terrain backgrounds), detecting man-made objects in dense foliage, and performing humanitarian efforts in support of the removal of land mines with ground penetrating radar. The Company also supports numerous technology demonstrations for the DoD, including a multi-national NATO exercise of wireless communications interoperability. As part of this demonstration, the Company designed and built the Software Radio Development System (SoRDS) for test and evaluation of communications waveforms. The Company has extended this technology into public safety and law enforcement via the Software Adaptive Advanced Communications (SAAC)™ system, a multi-channel communications gateway intended to solve the problem of wireless communications interoperability. The Company also supports Navy airborne infrared surveillance systems through the development of advanced optical sensors.

Geospatial Software and Modeling

The Geospatial Software and Modeling (GS&M) business sector performs water resources modeling; Geographic Information Systems (GIS) based data management, and geospatial information technology development. In particular, the Company's Flood*Ware™ software tool and methodology is being employed by New York State in support of Federal Emergency Management Agency's Map Modernization Program. Similar technologies are used in support of water quality modeling and assessment applications for the NYC Watershed Protection Program.

Logistics Management Systems

The Logistics Management Systems (LMS) business sector focuses on the design, development, deployment and commercialization of the Cargo*Watch® Logistics Information Management System. Cargo*Watch® is a comprehensive, end-to-end solution for the monitoring and management of transport assets and cargo throughout the intermodal (i.e., port, highway, rail, and ocean) transportation lifecycle. The Cargo*Watch system is being implemented under a multi-year Cooperative Agreement with the U.S. Department of Transportation/Federal Highway Administration (DOT/FHWA) with funds specifically authorized by Congress for Cargo*Watch under the Transportation Equity Act for the 21st Century (TEA-21) in 1998. Cargo*Watch uses state-of-the-art technology to acquire Global Positioning System (GPS) location and equipment status data. Wireless communication networks then transmit the data to the LMS Operations Center, and a powerful geospatial database customizes the data to meet the needs of each customer and provide it to the customer over the Internet or via direct linkage to existing ("back-office") information systems.

Information Technology and Communications Support Services

The Company provides a wide range of technical and support services to sustain mission critical components of the Department of Defense Global Information Grid. These services include continuous operations, system enhancements and maintenance of very low frequency (VLF), high frequency (HF) and very high frequency (VHF) radio transmitter/receiver facilities, and extremely high frequency (EHF) and super high frequency (SHF) satellite communication heavy earth terminal facilities. The Company supports these DoD communications facilities, as well as other telecommunications equipment and information systems, at customer locations in and outside of the continental United States. The various facilities, operating 24 hours a day, are integral to the command and control of the nation's air, land and naval forces, and those of United States coalition allies.

Test Laboratory and Range Operations

The Company provides management, engineering, and technical services under several contracts with the U.S. Air Force and the U.S. Navy. These services include the planning, execution, and evaluation of tests at Government ranges and laboratories operated and maintained by the Company. Test activities include unique components, specialized equipment, and advanced systems for radar, communications, electronic counter-measures, and integrated weapon systems. The Company also develops complex measurement systems in several defense-related areas of technology.

Government Contracts

The Company performs work for U.S. Government agencies under firm fixed-price, cost-plus-fixed-fee, time-and-material, and incentive-type prime contracts and subcontracts. The majority of its contracts are for one-year to five-year terms. The Company also has been awarded Task Order/Support contracts. There are several risks associated with Government contracts. For example, contracts may be terminated for the convenience of the Government any time the Government believes that such termination would be in its best interests. In this circumstance, the Company is entitled to receive payments for its allowable costs and, in general, a proportionate share of its fee or profit for the work actually performed. The Company's business with the U.S. Government is also subject to other risks unique to the defense industry, such as reduction, modification, or delays of contracts or subcontracts if the Government's requirements, budgets, or policies or regulations change. The Company may also perform work prior to formal authorization or prior to adjustment of the contract price for increased work scope, change orders and other funding adjustments. Additionally, the Defense Contract Audit Agency on a regular basis audits the books and records of the Company. Such audits can result in adjustments to contract costs and fees. Audits have been completed through the Company's fiscal year 2002 and have not resulted in any material adjustments.

Marketing and Competition

Marketing begins with collecting information from a variety of sources concerning the present and future requirements of the Government and other potential customers for the types of technical expertise provided by the Company. Although the Company believes it is positioned well in its chosen areas of image and signal processing, information technology/communications and

engineering services, competition for Government contracts is intense. Many of the Company's competitors are major corporations, or their subsidiaries, such as Lockheed-Martin, Raytheon, Northrop-Grumman, BAE, Harris, and SAIC that are significantly larger and have substantially greater financial resources than the Company. The Company also competes with many smaller companies that target particular segments of the Government market. Contracts are obtained principally through competitive proposals in response to solicitations from Government agencies and prime contractors. The principal competitive factors are past performance, the ability to perform, price, technological capabilities, management capabilities and service. In addition, the Company sometimes obtains contracts by submitting unsolicited proposals. Many of the Company's DoD customers are now migrating to commercial software standards, applications, and solutions. In that manner, the Company is utilizing its Internal Research and Development to migrate existing solutions into software product lines that will support the DoD geospatial community (i.e., NGA, USAF, etc.).

Backlog

The dollar value of existing Government contracts at December 31, 2004, net of amounts relating to work performed to that date, was approximately $111,793,000 (backlog), of which $35,107,000 was funded. At December 31, 2003, the comparable amount was approximately $116,694,000, of which $31,894,000 was funded. Funded amounts represent those amounts committed under contract by Government agencies and prime contractors. The December 31, 2004 Government contract backlog of $111,793,000 represents firm, existing contracts. Approximately $49,098,000 of this amount is expected to be completed in calendar year 2005, as funding is committed.

Employees

As of December 31, 2004, the Company had 1,411 employees, approximately 57% of whom are engaged in the Company's Hospitality segment, 39% of whom are in the Government segment, and the remainder are corporate employees.

Due to the highly technical nature of the Company's business, the Company's future can be significantly influenced by its ability to attract and retain its technical staff. The Company believes that it will be able to fulfill its near-term needs for technical staff.

Approximately 20% of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be good.

Item 2: Properties

The following are the principal facilities (by square footage) of the Company:

Location	Industry Segment	Floor Area Principal Operations	Number of Sq. Ft.
New Hartford, NY	Hospitality Government	Principal executive offices, manufacturing, research and development laboratories, computing facilities	138,500
Stowe, VT	Hospitality	Sales, service and research and development	26,000
Rome, NY	Government	Research and development	23,400
Boulder, CO	Hospitality	Service	20,500
Sydney, Australia	Hospitality	Sales and service	9,100
Las Vegas, NV	Hospitality	Service	8,800
Boca Raton, FL	Hospitality	Research and development	8,700
Toronto, Canada	Hospitality	Sales, service and research and development	7,700
La Jolla, CA	Government	Research and development	3,800

The Company's headquarters and principal business facility is located in New Hartford, New York, which is near Utica, located in Central New York State.

The Company owns its principal facility and adjacent space in New Hartford, N.Y. All of the other facilities are leased for varying terms. Substantially all of the Company's facilities are fully utilized, well maintained, and suitable for use. The Company believes its present and planned facilities and equipment are adequate to service its current and immediately foreseeable business needs.

Item 3: Legal Proceedings

The Company is subject to legal proceedings which arise in ordinary course of business. In the opinion of management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

Item 4: Submission of Matters to a Vote of Security Holders

None

PART II

Item 5: Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, par value $.02 per share, trades on the New York Stock Exchange (NYSE symbol - PTC). At December 31, 2004, there were approximately 599 owners of record of the Company's Common Stock, plus those owners whose stock certificates are held by brokers.

The following table shows the high and low stock prices for the two years ended December 31, 2004 as reported by New York Stock Exchange:

	2004		2003	
Period	Low	High	Low	High
First Quarter	$ 7.78	$ 11.20	$ 4.42	$ 7.07
Second Quarter	$ 9.65	$ 12.35	$ 4.70	$ 6.23
Third Quarter	$ 8.20	$ 10.77	$ 5.87	$ 7.15
Fourth Quarter	$ 8.85	$ 11.85	$ 6.30	$ 8.39

The Company has not paid cash dividends on its Common Stock, and its Board of Directors presently intends to continue to retain earnings for reinvestment in growth opportunities. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA
(in thousands, except per share amounts)

The following selected historical consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Net revenues	$ 174,884	$ 139,770	$ 133,681	$ 114,354	$ 101,463
Cost of sales	$ 137,738	$ 110,777	$ 105,225	$ 89,001	$ 86,647
Gross margin	$ 37,146	$ 28,993	$ 28,456	$ 25,353	$ 14,816
Selling, general & administrative	$ 22,106	$ 19,340	$ 19,540	$ 16,774	$ 23,937
(Provision) benefit for income taxes	$ (3,729)	$ (1,593)	$ (884)	$ (621)	$ 6,800
Income (loss) from continuing operations	$ 5,635	$ 2,792	$ 2,623	$ 2,080	$ (10,961)
Basic earnings (loss) per share from continuing operations	$ .65	$ .33	$ .33	$ .27	$ (1.40)
Diluted earnings (loss) per share from continuing operations	$ .61	$ .32	$ .32	$ .27	$ (1.40)

SELECTED CONSOLIDATED BALANCE SHEET DATA
(in thousands)

	December 31,				
	2004	2003	2002	2001	2000
Current assets	$ 77,696	$ 74,195	$ 69,070	$ 67,795	$ 64,009
Current liabilities	$ 45,159	$ 29,816	$ 31,743	$ 39,118	$ 36,434
Total assets	$ 111,752	$ 87,147	$ 85,122	$ 88,915	$ 85,771
Long-term debt	$ 2,005	$ 2,092	$ 2,181	$ 2,268	$ 2,323
Shareholders' equity	$ 63,574	$ 55,239	$ 51,198	$ 47,529	$ 47,012

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statement

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Any statements in this document that do not describe historical facts are forward-looking statements. Forward-looking statements in this document (including forward-looking statements regarding the continued health of the Hospitality industry, future information technology outsourcing opportunities, an expected increase in funding by the U.S. Government relating to the Company's logistics management contracts, the impact of current world events on our results of operations, the effects of inflation on our margins, and the effects of interest rate and foreign currency fluctuations on our results of operations) are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use words such as "intend," "anticipate," "believe," "estimate," "plan," "will," or "expect", we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we presently may be planning. We have disclosed certain important factors that could cause our actual future results to differ materially from our current expectation, including a decline in the volume of purchases made by one or a group of our major customers; risks in technology development and commercialization; risks of downturns in economic conditions generally, and in the quick-service sector of the hospitality market specifically; risks associated with government contracts; risks associated with competition and competitive pricing pressures; and risks related to foreign operations. Forward-looking statements made in connection with this report are necessarily qualified by these factors. We are not undertaking to update or revise publicly any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

Overview

We are the parent company of four wholly-owned subsidiary businesses: ParTech, Inc., PAR Springer-Miller Systems, Inc., PAR Government Systems Corporation and Rome Research Corporation.

Hospitality Segment

PAR's largest subsidiary, ParTech, Inc. is a provider of management technology solutions, including hardware, software and professional services to hospitality businesses including restaurants, hotels/resorts, and retail industries. The Company is a leading supplier of hospitality technology systems with nearly 40,000 systems installed in over 100 countries. PAR's hospitality management software technology assists in the operation of hospitality businesses by managing data from end-to-end and improving profitability through more efficient operations. The Company's professional services mission is to assist businesses in achieving the full potential of their hospitality technology systems.

PAR is a provider of professional services and enterprise business intelligence applications, with long-term relationships with the restaurant industry's two largest corporations—McDonald's Corporation and Yum! Brands Inc. McDonald's has over 30,000 restaurants in 119 countries and PAR has been a selected provider of restaurant management technology systems and lifecycle support services to McDonald's since 1980. Yum! Brands (which includes Taco Bell, KFC and Pizza Hut) has been a PAR customer since 1983. Yum! has nearly 33,000 units globally and PAR is the sole approved supplier of restaurant management technology systems to Taco Bell as well as the Point-of-Sale vendor of choice to KFC. Other significant chains where PAR is the POS vendor of choice are: Boston Market, Chick-fil-A, CKE Restaurants (including Hardees, Carl's Jr.), Carnival Cruise Lines, Loews Cineplex and large franchisees of each of the foregoing brands.

In the fourth quarter 2004 PAR acquired Springer-Miller Systems, a leading provider of hospitality management solutions that meet/exceed the technology needs of a wide variety of hotel/resort enterprises including city-center hotels, destination spa and golf properties, timeshare properties and casino resorts worldwide. PAR's SMS|Host Hospitality Management System is distinguished from other property management systems with its truly integrated design and unique approach to guest service. The SMS|Host product suite, that includes more than 20 seamlessly integrated, guest-centric application modules, provides hotel/resort staff with the necessary tools they need to personalize service, exceed guest expectations, and increase revenue. PAR maintains a distinguished customer list in this business including: Pebble Beach Resorts, The Four Seasons, Hard Rock Hotel & Casino, the Mandarin Oriental Hotel Group, and Destination Hotels & Resorts.

Government Segment

PAR is also the parent of PAR Government Systems Corporation and Rome Research Corporation, both of whom are Government contractors. As a long-standing Government contractor, PAR develops advanced technology systems for the Department of Defense and other Governmental agencies. Additionally, PAR provides information technology and communications support services to the U.S. Navy, U.S. Air Force and U.S. Army. PAR focuses its computer-based system design services on providing high quality technical products and services, ranging from experimental studies to advanced operational systems, within a variety of areas of research, including radar, image and signal processing, logistics management systems, and geospatial services and products. PAR's Government engineering service business provides management and engineering services that include facilities operation and management. In addition, through Government-sponsored research and development, PAR has developed technologies with relevant commercial uses. A prime example of this "technology transfer" is the Company's point-of-sale technology, which was derived from research and development involving microchip processing technology sponsored by the Department of Defense.

Summary

During 2004, the Quick-Service Restaurant market continued to perform well as evidenced by reported improved results from the Company's major customers including McDonald's and Yum! Brands. In 2004 the Company acquired Springer-Miller Systems and significantly added to PAR's software product offerings in the hospitality market.

The Company's Government business continued to win contracts in 2004 associated with I/T outsourcing for the U.S. Military. The Company performs outsourcing for the three main branches of the military.

In 2005, the Company anticipates the continued health of the hospitality technology market and additional I/T outsourcing opportunities. Over the years, PAR has sought to be a leader in its two businesses through the utilization of several Company strengths including market leadership, technological innovation, customer focus, global reach and employee initiative. By focusing on these strengths, PAR is able to help shape the marketplace, increase the Company's customer base and continue to allow the Company to expand worldwide.

The following table sets forth the Company's revenues by reportable segment for the year ended December 31:

	(in thousands) 2004	2003	2002
Revenues:			
Hospitality	$ 124,969	$ 98,088	$ 95,706
Government	49,915	41,682	37,975
Total consolidated revenue	$ 174,884	$ 139,770	$ 133,681

The following discussion and analysis highlights items having a significant effect on operations during the three year period ended December 31, 2004. This discussion may not be indicative of future operations or earnings. It should be read in conjunction with the audited annual consolidated financial statements and notes thereto and other financial and statistical information included in this report.

Results of Operations — 2004 Compared to 2003

The Company reported revenues of $174.9 million for the year ended December 31, 2004, an increase of 25% from the $139.8 million reported for the year ended December 31, 2003. The Company's net income for the year ended December 31, 2004 was $5.6 million, or $.61 diluted net income per share, compared to net income of $2.4 million and $.27 per diluted share for the same period in 2003.

Product revenues from the Company's Hospitality segment were $77.5 million for the year ended December 31, 2004, an increase of 29% from the $60.2 million recorded in 2003. The primary factor contributing to the increase was sales to McDonald's which increased 75% or $14.9 million over 2003. Due to its recent strong financial performance, McDonald's is investing in capital equipment to upgrade its restaurants, triggering increased sales of the Company's products. An additional factor contributing to the increase in product revenues was a $4.2 million increase in sales to CKE Restaurants. Software revenue from the Company's new resort and spa customers also contributed to this growth. A partially offsetting factor was a $2.3 million decline in sales to Loews Complex due to the timing of customer requirements.

Customer Service revenues are also generated by the Company's Hospitality segment. The Company's service offerings include system integration, installation, training, twenty-four hour help desk support and various depot and on-site service options.

Customer Service revenues were $47.5 million for the year ended December 31, 2004, an increase of 25% from the $37.9 million for the same period in 2003. This increase was due primarily to a 52% or $3.9 million increase in installation revenue that is directly related to the growth in the Company's product revenue. Additionally, service revenues associated with the Company's new resort and spa customers accounted for 8% of this increase. All other service area revenues increased 7% primarily due to increased support contracts and maintenance service activity relating to the continued expansion of the Company's customer base.

Contract revenues from the Company's Government segment were $49.9 million for the year ended December 31, 2004, an increase of 20% when compared to the $41.7 million recorded in the same period in 2003. Contributing to this growth was a $5.5 million or 24% increase in information technology outsourcing revenue from contracts for facility operations at critical U.S. Department of Defense telecommunication sites across the globe. These outsourcing operations provided by the Company directly support U.S. Navy, Air Force and Army operations as they seek to convert their military information technology communications facilities into contractor-run operations and to meet new requirements with contractor support. Also contributing to this increase was a $2.6 million or 48% increase in revenue from research contracts involving Imagery Information Technology.

Product margins for the year ended December 31, 2004 were 33.8%, a decline from 35.2% for the year ended December 31, 2003. This decrease was the result of a large integration project for a major customer during 2004 that involved lower margin peripheral hardware products. This decline was partially offset by increased absorption of fixed manufacturing costs as production volume increased. Also partially offsetting this decline was an increase in higher margin software revenue from the Company's resort and spa customers.

Customer Service margins were 16.2% for the year ended December 31, 2004 compared to 15.1% for the same period in 2003. This increase was due to service integration and software maintenance revenue associated with the Company's resort and spa products. This was partially offset by increased use of third parties (which results in lower margins than installations performed by internal personnel) to assist the Company with the major integration project discussed above.

Contract margins were 6.5% for the year ended December 31, 2004 versus 5.0% for the same period in 2003. The increase in contract margins is primarily attributable to a higher than anticipated performance-based award fee on an imagery information technology contract. Additionally, the Company received a favorable contract modification on a particular information technology outsourcing contract. This was partially offset by start up costs and certain new awards in 2004. The most significant components of contract costs in 2004 and 2003 were labor and fringe benefits. For the year ended December 31, 2004 labor and fringe benefits were $35.9 million or 77% of contract costs compared to $30.5 million or 77% of contract costs for the same period in 2003.

Selling, general and administrative expenses are virtually all related to the Company's Hospitality segment. Selling, general and administrative expenses for the year ended December 31, 2004 were $22.1 million, an increase of 14% from the $19.3 million expended for the same period in 2003. The increase was primarily attributable to a rise in selling and marketing expenses due to sales of the Company's new resort and spa software products and the Company's traditional hardware products.

Research and development expenses relate primarily to the Company's Hospitality segment. However in 2004 and 2003, approximately 4% and 10%, respectively, of these expenses related to the Company's Logistics Management Program. Research and development expenses were $6.3 million for the year ended December 31, 2004, an increase of 18% from the $5.3 million recorded in 2003. The increase was primarily attributable to the Company's investment in its newly acquired resort and spa products. The Company also increased its investment in its hardware products.

Other income, net, was $1.1 million for the year ended December 31, 2004 compared to $582,000 for the same period in 2003. Other income primarily includes rental income and foreign currency gains and losses. The increase in 2004 resulted primarily from a rise in foreign currency gains when compared to 2003.

Interest expense represents interest charged on the Company's short-term borrowing requirements from banks and from long-term debt. Interest expense declined 45% to $295,000 for the year ended December 31, 2004 as compared to $540,000 in 2003 primarily due to a lower average amount outstanding in 2004 as compared to 2003.

For the year ended December 31, 2004, the Company's effective tax rate was 39.8%, compared to 36.3% in 2003. The variance from the federal statutory rate in 2004 was due to state and foreign income taxes. The variance from the federal statutory rate in 2003 was due to state income taxes partially offset by a decrease in the valuation allowance for certain tax credits.

Results of Operations — 2003 Compared to 2002

The Company reported revenues of $139.8 million for the year ended December 31, 2003, an increase of 5% from the $133.7 million reported for the year ended December 31, 2002. Income from continuing operations for the year ended December 31, 2003 was $2.8 million, a 6% increase from the $2.6 million earned in 2002. The Company reported diluted net income per share from continuing operations for the year ended December 31, 2003 of $.32, unchanged from the year ended December 31, 2002. Basic net income per share from continuing operations for the year ended December 31, 2003 was $.33 also unchanged as compared to the corresponding period in 2002. The Company's net income for the year ended December 31, 2003 was $2.4 million, or $.27 diluted net income per share, compared to net income of $741,000 and $.09 per diluted share for 2002.

Product revenues from the Company's Hospitality segment were $60.2 million for the year ended December 31, 2003, an increase of 2% from the $59.2 million recorded in 2002. The primary reason for this increase was a 23% or $3.6 million growth in sales to Yum! Brands, as a result of the Company being selected as this customer's primary supplier of Restaurant systems to KFC Corporate stores in 2003. Yum! Brands includes five major restaurant chains. Sales to other major accounts including Chick-fil-A, CKE and Loew's Cineplex increased 10% or $2 million reflecting an improving hospitality market. Partially offsetting these increases was an 18% or $4.5 million decline in sales to McDonald's due to delays in buying decisions experienced in the first half of 2003 as McDonald's transitioned to a new strategy under its new management team.

Customer Service revenues are also generated by the Company's Hospitality segment. The Company's service offerings include installation, training, twenty-four hour help desk support and various field and on-site service options. Customer service revenues were $37.9 million for the year ended December 31, 2003, an increase of 4% from $36.6 million in 2002. This increase was primarily due to a 9% or $514,000 increase in call center revenue as the number of contracts increased relating to the growth in customer base. All other service areas increased 3% or $798,000, due to general business growth.

Contract revenues from the Company's Government segment were $41.7 million for the year ended December 31, 2003, an increase of 10% when compared to the $38 million recorded in the same period in 2002. This increase primarily resulted from a $4.7 million or 26% increase in information technology outsourcing revenue for contracts for facility operations at strategic U.S. Department of Defense Telecommunication sites across the globe. These outsourcing operations provided by the Company directly support U.S. Navy, Army and Air Force operations as they seek to convert their military information technology communications facilities into contractor-run operations. Also contributing to this growth was a $1.3 million or 39% increase in revenue from research contracts involving Imagery Information Technology. This was partially offset by a $2.1 million or a 64% decline in the Company's Logistic Management Program, due to reduced funding from the Government. This program involves the tracking of mobile chassis under the Company's Cargo*Mate® contracts.

Product margins for the year ended December 31, 2003 were 35.2%, an increase from 32.9% for the year ended December 31, 2002. In 2003, margins benefited from higher software content in product sales when compared to 2002. Software sales of the Company's InFusion and Exalt products both contributed to this increase. This was offset by lower absorption of fixed manufacturing costs due to reduced production volume experienced in the first half of 2003.

Customer service margins were 15.1% for the year ended December 31, 2003 compared to 17.7% for the same period in 2002. The decline is primarily the result of increased employee benefit costs and an increase in the provision for excess and obsolete service inventory in 2003 when compared to 2002. The increase in benefit costs relates primarily to the Company's contribution to the defined profit sharing retirement plan and higher performance bonuses based on improved overall Company results. The increased inventory provision was necessary due to a voluntary termination of an unprofitable service contract.

Contract margins were 5% for the year ended December 31, 2003 versus 6.5% for 2002. In 2002, the Company recognized additional profit on certain fixed price contracts that were completed in the period. The Company's fixed price contracts generally span multiple years, sometimes extending for as long as four to five years. The Company sometimes recognizes an additional profit on these fixed price contracts as the contracts near completion, when the Company determines that its contract expenditures will be less than it had previously estimated. In 2002, the primary reason for cost underruns was lower than anticipated overhead rates. In this instance, during 2002, the Company won several new contracts that resulted in an increase in the base of direct labor and a corresponding decline in the Company's overhead rates. The most significant components of contract costs in 2003 and 2002 were labor and fringe benefits. For the year ended December 31, 2003, labor and fringe benefits were $30.5 million or 77% of contract costs compared to $25.8 million or 73% of contract costs for the same period in 2002.

Selling, general and administrative expenses are virtually all related to the Company's Hospitality segment. Selling, general and administrative expenses for the year ended December 31, 2003 were $19.3 million, a decline of 1% from the $19.5 million expended in 2002. The decline was due to a reduction in selling expenses as a result of improved efficiencies and a reduced provision for doubtful accounts. This was partially offset by increases in benefit costs and legal and accounting fees.

Research and development expenses relate primarily to the Company's Hospitality segment. However in 2003, approximately 10% of these expenses related to the Company's Logistics Management program. Research and development expenses were $5.3 million for the year ended December 31, 2003, a decline of 2% from the $5.4 million recorded in 2002. This decline was primarily due to a small reduction in the development staff as a result of certain efficiency improvements. This was partially offset by the Company's investment in Logistics Management program. The Company was investing in this technology during a temporary funding hiatus from the U.S. Government.

Other income, net, was $582,000 in 2003 compared to $815,000 in 2002. Other income primarily includes rental income and foreign currency gains and losses. In 2002, the Company sold a patent that it obtained relating to former research done by the Company involving the cornea of the eye.

Interest expense represents interest charged on the Company's short-term borrowing requirements from banks and from long-term debt. Interest expense declined 34% to $540,000 for the year ended December 31, 2003 as compared to $824,000 in 2002 due to a reduced interest rate and lower average amount outstanding in 2003 as compared to 2002.

For the year ended December 31, 2003, the Company's effective tax rate was 36.3%, compared to 25.2% in 2002. The variance from the federal statutory rate in 2003 was due to state income taxes partially offset by a decrease in the valuation allowance for certain tax credits. The variance from the federal statutory rate in 2002 was due to the extraterritorial income exclusion and the favorable resolution of certain tax matters with taxing authorities. These items were offset by a $329,000 valuation allowance recorded in 2002 against certain foreign tax credits, due to the fact that the Company anticipated that these foreign tax credits would expire prior to utilization.

For the year ended December 31, 2003, the Company recorded an after tax loss of $363,000 compared to $1.9 million in 2002 from the discontinued operation of its Industrial segment. In 2003 the Company determined that they would not be able to sub-lease the Industrial business real estate operating leases and accordingly recorded a provision of $570,000. In 2002, the Company decided to close down its unprofitable Industrial business unit, Ausable Solutions, Inc., due to substantial continuing losses, an inability to penetrate the market and a long sales cycle. The overall downturn in the global economy and specifically in the manufacturing and warehousing industries, coupled with the diminishing capital expenditures of the Company's industrial customers, prevented the Company from being profitable in this particular business segment. As a result, the Company concluded that it would be prudent to take decisive action and return the Company's focus to its core businesses of hospitality technology and Government services and research and development. The Company believes that the decision to exit the Industrial segment will not have a negative impact on the Company's continuing operations. The Company notes that its Industrial business did not have common customers with its Hospitality or Government Contract businesses.

Liquidity and Capital Resources

The Company's primary sources of liquidity have been cash flow from operations and lines of credit with various banks. Cash provided by continuing operations was $19.7 million for the year ended December 31, 2004 compared to $3.5 million for 2003. In 2004, cash flow benefited from operating profits for the period, a reduction in inventory, and timing of salary and benefit payments. In 2003, cash flow was primarily generated from operating profits. However, this was partially offset by an increase in accounts receivable due to the revenue growth experienced in the fourth quarter of 2003.

Cash used in investing activities was $15.8 million for the year ended December 31, 2004 versus $1.2 million for the same period in 2003. In 2004, capital expenditures were $1.6 million and were primarily for manufacturing equipment and information technology equipment and software for internal use. Capitalized software costs relating to software development of Hospitality segment products were $804,000 in 2004. For the same period in 2003, capital expenditures were $415,000 and were primarily for improvements to the Company's headquarter facility, internal use software and upgrades to the Company's service facility. Capitalized software costs were $809,000 for the corresponding period of 2003. In 2004, cash used for the acquisition of Springer-Miller Systems, Inc. was $13.4 million.

Cash provided by financing activities was $3.8 million for the year ended December 31, 2004 versus $2.0 million of cash used for the same period in 2003. During 2004, the Company increased its short-term bank borrowings by $3.3 million and received $585,000 from the exercise of employee stock options. In 2003, the Company reduced its short-term bank borrowings by $2.6 million, and received $678,000 from the exercise of employee stock options.

The Company has an aggregate of $30,000,000 in bank lines of credit. One line totaling $17,500,000 bears interest at the bank borrowing rate (4.67% at December 31, 2004) and is subject to loan covenants including a debt to tangible net worth ratio of 1.4 to 1; a minimum working capital requirement of at least $25 million; and a debt coverage ratio of 4 to 1. The total amount of credit available under this facility at a given time is based on (a) 80% of the Company's accounts receivable under 91 days

outstanding attributable to the Company's Hospitality segment and (b) 40% of the Company's inventory, excluding work in process. A portion of this line, $5,000,000, will expire on March 31, 2005 and the remaining $12,500,000, expires on April 30, 2006. The second line of $12,500,000 allows the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate (4.65% at December 31, 2004). This facility contains certain loan covenants including a leverage ratio of not greater than 4 to 1 and a fixed charge coverage ratio of not less than 4 to 1. A portion of this line, $5,000,000 will expire on March 31, 2005 and the remaining $7,500,000 expires on October 30, 2006. Both lines are collateralized by certain accounts receivable and inventory. The Company was in compliance with all loan covenants on December 31, 2004. At December 31, 2004, there were borrowings under these lines of $10,246,000 and an aggregate of $19,754,000 was available under these lines.

The Company has a $2.1 million mortgage loan on certain real estate. The Company's future principal payments under this mortgage are as follows (in thousands):

2005	$ 90
2006	92
2007	98
2008	103
2009	108
Thereafter	1,604
	$ 2,095

The Company future minimum obligations under non-cancelable operating leases are as follows (in thousands):

2005	$ 1,967
2006	1,543
2007	888
2008	803
2009	634
Thereafter	271
	$ 6,106

During fiscal year 2005, the Company anticipates that its capital requirements will be less than $2 million. The Company does not usually enter into long term contracts with its major Hospitality segment customers. The Company commits to purchasing inventory from its suppliers based on a combination of internal forecasts and the actual orders from customers. This process, along with good relations with suppliers, minimizes the working capital investment required by the Company. Although the Company lists two major customers, McDonald's and Yum! Brands, it sells to hundreds of individual franchisees of these corporations, each of which is individually responsible for its own debts. These broadly made sales substantially reduce the impact on the Company's liquidity if one individual franchisee reduces the volume of its purchases from the Company in a given year. The Company, based on internal forecasts, believes its existing cash, line of credit facilities and its anticipated operating cash flow will be sufficient to meet its cash requirements through at least the next twelve months. However, the Company may be required, or could elect, to seek additional funding prior to that time. The Company's future capital requirements will depend on many factors including its rate of revenue growth, the timing and extent of spending to support product development efforts, expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of its products. The Company cannot assure that additional equity or debt financing will be available on acceptable terms or at all. The Company's sources of liquidity beyond twelve months, in management's opinion, will be its cash balances on hand at that time, funds provided by operations, funds available through its lines of credit and the long-term credit facilities that it can arrange.

Critical Accounting Policies

The Company's consolidated financial statements are based on the application of accounting principles generally accepted in the United States of America (GAAP). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. The Company believes its use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness and adequacy on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenue recognition, accounts receivable, inventories, intangible assets and taxes.

Revenue Recognition Policy

The Company recognizes revenue generated by the Hospitality segment using the guidance from SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and the AICPA Statement of Position (SOP) 97-2, "Software Revenue Recognition," and other applicable revenue recognition guidance and interpretations. Product revenue consists of sales of the Company's standard point-of-sale and property management systems of the Hospitality segment. The Company recognizes revenue from the sale of complete restaurant systems (which primarily includes hardware or hardware and software) upon delivery to the customer site or upon installation for certain software products. For restaurant systems that are self-installed by the customer or an unrelated third party and for component sales or supplies, the Company recognizes revenue at the time of shipment. In addition to product sales, the Company may provide installation and training services, and also offers maintenance contracts to its customers. Installation and training service revenues are recognized as the services are performed. The Company's other service revenues, consisting of support, field and depot repair, are provided to customers either on a time and materials basis or under its maintenance contracts. Services provided on a time and materials basis are recognized as the services are performed. Service revenues from maintenance contracts are deferred when billed and recognized ratably over the related contract period.

The Company recognizes revenue in its Government segment using the guidance from SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." The Company's contract revenues generated by the Government segment result primarily from contract services performed for the U.S. Government under a variety of cost-plus fixed fee, time-and-material and fixed-price contracts. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fee. Revenue on time and material contracts is recognized by multiplying the number of direct labor-hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred. Revenue from fixed price contracts is recognized primarily on a straight-line basis over the life of the fixed-price contract. The Company's obligation under these contracts is simply to provide labor hours to conduct research or to staff facilities with no other deliverables or performance obligations. Anticipated losses on all contracts are recorded in full when identified. Unbilled accounts receivable are stated in the Company's consolidated financial statements at their estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and U.S. Government representatives.

Accounts receivable

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on receivable balances. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and appropriate reserves have been established, we cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past. Thus, if the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

Inventories

The Company's inventories are valued at the lower of cost or market. The Company uses certain estimates and judgments and considers several factors (including product demand and changes in technology) to provide for excess and obsolescence reserves to properly value inventory.

Capitalized software development costs

The Company capitalizes certain costs related to the development of computer software used in its Hospitality segment under the requirements of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing feasibility are capitalized and amortized when the product is available for general release to customers.

Goodwill

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). The Company adopted SFAS 142 effective January 1, 2002. Under this standard, amortization of goodwill and certain intangible assets, including certain intangible assets recorded as a result of past business combinations, was discontinued upon the adoption of SFAS 142. Instead, all goodwill is tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company has elected to test for impairment annually at December 31. There was no impairment of goodwill in 2004.

Taxes

The Company has significant amounts of deferred tax assets that are reviewed for recoverability and valued accordingly. These assets are evaluated by using estimates of future taxable income streams and the impact of tax planning strategies. Valuations related to tax accruals and assets can be impacted by changes to tax codes, changes in statutory tax rates and the Company's estimates of its future taxable income levels.

Factors that could affect future results

A DECLINE IN THE VOLUME OF PURCHASES MADE BY ANY ONE OF THE COMPANY'S MAJOR CUSTOMERS WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

A small number of related customers have historically accounted for a majority of the Company's net revenues in any given fiscal period. For the fiscal years ended December 31, 2004, 2003 and 2002, aggregate sales to our top two Hospitality segment customers, McDonald's and Yum! Brands, amounted to 51%, 50% and 51%, respectively, of total revenues. Most of the Company's customers are not obligated to provide us with any minimum level of future purchases or with binding forecasts of product purchases for any future period. In addition, major customers may elect to delay or otherwise change the timing of orders in a manner that could adversely affect the Company's quarterly and annual results of operations. There can be no assurance that our current customers will continue to place orders with us, or that we will be able to obtain orders from new customers.

AN INABILITY TO PRODUCE NEW PRODUCTS THAT KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS AND CHANGING MARKET CONDITIONS COULD RESULT IN A LOSS OF MARKET SHARE.

The products we sell are subject to rapid and continual changes in technology. Our competitors offer products that have an increasingly wider range of features and capabilities. We believe that in order to compete effectively we must provide systems incorporating new technologies at competitive prices. There can be no assurance that we will be able to continue funding research and development at levels sufficient to enhance our current product offerings, or that the Company will be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of customers. There also can be no assurance that we will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in our existing markets, or that our new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of our products in new markets, nor can there be any assurance as to the success of our penetration of these markets, nor to the revenue or profit margins realized by the Company with respect to these products. If any of our competitors were to introduce superior software products at competitive prices, or if our software products no longer met the needs of the marketplace due to technological developments and emerging industry standards, our software products may no longer retain any significant market share. If this were to occur, we could be required to record a charge against capitalized software costs, which amount to $4.2 million as of December 31, 2004.

WE GENERATE MUCH OF OUR REVENUE FROM THE HOSPITALITY INDUSTRY AND THEREFORE ARE SUBJECT TO DECREASED REVENUES IN THE EVENT OF A DOWNTURN EITHER IN THAT INDUSTRY OR IN THE ECONOMY AS A WHOLE.

For the fiscal years ended December 31, 2004, 2003 and 2002, we derived 71%, 70% and 72%, respectively, of our total revenues from the Hospitality industry, primarily the quick service restaurant marketplace. Consequently, our Hospitality technology product sales are dependent in large part on the health of the Hospitality industry, which in turn is dependent on the domestic and international economy, as well as factors such as consumer buying preferences and weather conditions. Instabilities or downturns in the Hospitality market could disproportionately impact our revenues, as clients may either exit the industry or delay, cancel or reduce planned expenditures for our products. Although we believe we can assist the quick service sector of the Hospitality industry in a competitive environment, given the cyclical nature of that industry, there can be no assurance that our profitability and growth will continue.

WE DERIVE A PORTION OF OUR REVENUE FROM GOVERNMENT CONTRACTS, WHICH CONTAIN PROVISIONS UNIQUE TO PUBLIC SECTOR CUSTOMERS, INCLUDING THE GOVERNMENT'S RIGHT TO MODIFY OR TERMINATE THESE CONTRACTS AT ANY TIME.

For the fiscal years ended December 31, 2004, 2003 and 2002, we derived 29%, 30% and 28%, respectively, of our total revenues from contracts to provide technical services to U.S. Government agencies and defense contractors. Contracts with U.S. Government agencies typically provide that such contracts are terminable at the convenience of the U.S. Government. If the U.S. Government terminated a contract on this basis, we would be entitled to receive payment for our allowable costs and, in general, a proportionate share of our fee or profit for work actually performed. Most U.S. Government contracts are also subject to modification or termination in the event of changes in funding. As such, we may perform work prior to formal authorization, or

the contract prices may be adjusted for changes in scope of work. Termination or modification of a substantial number of our U.S. Government contracts could have a material adverse effect on our business, financial condition and results of operations.

We perform work for various U.S. Government agencies and departments pursuant to firm fixed-price, cost-plus fixed fee and time-and-material, prime contracts and subcontracts. The majority of our Government contracts are either firm fixed-price/time-and-material, or cost-plus fixed fee contracts. Approximately 64% of the revenue that we derived from Government contracts for the year ended December 31, 2004 came from firm fixed-price or time-and-material contracts. The balance of the revenue that we derived from Government contracts in 2004 primarily came from cost-plus fixed fee contracts. Most of our contracts are for one-year to five-year terms.

While firm fixed-price contracts allow us to benefit from cost savings, they also expose us to the risk of cost overruns. If the initial estimates we use for calculating the contract price are incorrect, we can incur losses on those contracts. In addition, some of our governmental contracts have provisions relating to cost controls and audit rights and, if we fail to meet the terms specified in those contracts, then we may not realize their full benefits. Lower earnings caused by cost overruns would have an adverse effect on our financial results.

Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost-plus fixed fee contracts, we are reimbursed for allowable costs and paid a fixed fee. However, if our costs under either of these types of contract exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all of our costs.

If we are unable to control costs incurred in performing under each type of contract, inability to control costs could have a material adverse effect on our financial condition and operating results. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards.

WE FACE EXTENSIVE COMPETITION IN THE MARKETS IN WHICH WE OPERATE, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD RESULT IN PRICE REDUCTIONS AND/OR DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES.

There are several suppliers who offer Hospitality management systems similar to ours. Some of these competitors are larger than PAR and have access to substantially greater financial and other resources and, consequently, may be able to obtain more favorable terms than we can for components and subassemblies incorporated into these Hospitality technology products. The rapid rate of technological change in the hospitality industry makes it likely that we will face competition from new products designed by companies not currently competing with us. These new products may have features not currently available on our Hospitality products. We believe that our competitive ability depends on our total solution offering, our product development and systems integration capability, our direct sales force and our customer service organization. There is no assurance, however, that we will be able to compete effectively in the hospitality technology market in the future.

Our Government contracting business has been focused on niche offerings, primarily signal and image processing, information technology outsourcing and engineering services. Many of our competitors are, or are subsidiaries of, companies such as Lockheed-Martin, Raytheon, Northrop-Grumman, BAE, Harris, Boeing and SAIC. These companies are larger and have substantially greater financial resources than we do. We also compete with smaller companies that target particular segments of the Government market. These companies may be better positioned to obtain contracts through competitive proposals. Consequently, there are no assurances that we will continue to win Government contracts as a prime contractor or subcontractor.

WE MAY NOT BE ABLE TO MEET THE UNIQUE OPERATIONAL, LEGAL AND FINANCIAL CHALLENGES THAT RELATE TO OUR INTERNATIONAL OPERATIONS, WHICH MAY LIMIT THE GROWTH OF OUR BUSINESS.

For the fiscal years ended December 31, 2004, 2003 and 2002, our net revenues from sales outside the United States were 9%, 11% and 11%, respectively, of the Company's total revenues, respectively, of the Company's total revenues. We anticipate that international sales will continue to account for a significant portion of sales. We intend to continue to expand our operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. Our operating results are subject to the risks inherent in international sales, including, but not limited to, regulatory requirements, political and economic changes and disruptions, geopolitical disputes and war, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render our products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which we sell our products. There can be no assurance that these factors will not have a material adverse effect on our future international sales and, consequently, on our operating results.

Item 7A: Quantitative and Qualitative Disclosures about Market Risk

INFLATION

Inflation had little effect on revenues and related costs during 2004. Management anticipates that margins will be maintained at acceptable levels to minimize the effects of inflation, if any.

INTEREST RATES

As of December 31, 2004, the Company has $2 million in variable long-term debt and $10.3 million in variable short-term debt. The Company believes that an adverse change in interest rates of 100 basis points would not have a material impact on our business, financial conditions, results of operations or cash flows.

FOREIGN CURRENCY

The Company's primary exposures relate to certain non-dollar denominated sales and operating expenses in Europe and Asia. These primary currencies are the Euro, the Australian dollar and the Singapore dollar. Management believes that foreign currency fluctuations should not have a significant impact on our business, financial conditions, results of operations or cash flows due to the low volume of business affected by foreign currencies.

Item 8: Financial Statements and Supplementary Data

The Company's 2004 Consolidated financial statements, together with the report thereon of KPMG LLP dated February 25, 2005, and the report of PricewaterhouseCoopers LLP dated March 28, 2003 are included elsewhere herein. See Item 15 for a list of Financial Statements and Financial Statement Schedule.

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A: Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures.

As of December 31, 2004, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Exchange Act Rule 15d-14(c). Based upon the evaluation, the Company's President and Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure and procedures are effective in enabling the Company to identify, process, record and report information required to be included in the Company's periodic SEC filings within the required time period.

(b) Changes in Internal Controls.

There was no significant change in the Company's internal controls over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting.

Item 9B: Other Information

None

PART III

Item 10: Directors and Executive Officers of the Registrant

The directors and executive officers of the Company and their respective ages and positions are:

Name	Age	Position
Dr. John W. Sammon, Jr.	65	Chairman, President and Chief Executive Officer, PAR Technology Corporation
Charles A. Constantino	65	Executive Vice President and Director, PAR Technology Corporation
Sangwoo Ahn	66	Director, PAR Technology Corporation
J. Whitney Haney	70	Director, PAR Technology Corporation
Kevin R. Jost	50	Director, PAR Technology Corporation
James A. Simms	45	Director, PAR Technology Corporation
Gregory T. Cortese	55	Chief Executive Officer & President ParTech, Inc., General Counsel and Secretary, PAR Technology Corporation
Albert Lane, Jr.	63	President, PAR Government Systems Corporation and Rome Research Corporation
Ronald J. Casciano	51	Vice President, Chief Financial Officer and Treasurer, PAR Technology Corporation

The Company's directors are elected in classes with staggered three-year terms with one class being elected at each annual meeting of shareholders. The directors serve until the next election of their class and until their successors are duly elected and qualified. The Company's officers are appointed by the Board of Directors and hold office at the will of the Board of Directors.

The principal occupations for the last five years of the directors and executive officers of the Company are as follows:

Dr. John W. Sammon, Jr. is the founder of the Company and has been the Chairman, President and Chief Executive Officer since its incorporation in 1968.

Mr. Charles A. Constantino has been a director of the Company since 1971 and Executive Vice President since 1974.

Mr. Sangwoo Ahn was appointed a director of the Company in March, 1986. Mr. Ahn is the Chairman of the Board, Quaker Fabric Corp. since 1993 and previously was the partner of Morgan, Lewis, Githens & Ahn.

Mr. J. Whitney Haney retired as President of ParTech, Inc. in 1998. He has been a director of the Company since 1988.

Mr. Kevin R. Jost was appointed a director of the Company in May, 2004. Mr. Jost has been the President and Chief Executive Officer of Hand Held Products, Inc. since 1999.

Mr. James A. Simms was appointed a director of the Company in October, 2001. Mr. Simms is currently a senior investment banker with Janney, Montgomery, Scott.

Mr. Albert Lane, Jr. was appointed to President, Rome Research Corporation in 1988. Mr. Lane was additionally appointed President of PAR Government Systems Corporation in 1997.

Mr. Gregory T. Cortese was named President, ParTech, Inc. in June 2000 in addition to General Counsel and Secretary of PAR Technology Corporation. Previously, Mr. Cortese was the Vice President, Law and Strategic Development since 1998.

Mr. Ronald J. Casciano, CPA, was promoted to Vice President, Chief Financial Officer, Treasurer of PAR Technology Corporation in June, 1995.

Item 11: Executive Compensation

The information required by this item will appear under the caption "Executive Compensation" in our 2004 definitive proxy statement for the annual meeting of stockholders on May 2, 2005 and is incorporated herein by reference.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will appear under the caption "Security Ownership Of Management And Certain Beneficial Owners" in our 2004 definitive proxy statement for the annual meeting of stockholders on May 2, 2005 and is incorporated herein by reference.

Item 13: Certain Relationships and Related Transactions

The information required by this item will appear under the caption "Executive Compensation" in our 2004 definitive proxy statement for the annual meeting of stockholders on May 2, 2005 and is incorporated herein by reference.

Item 14: Principal Accountant Fees and Services

The response to this item will appear under the caption "Principal Accountant Fees and Services" in our 2004 definitive proxy statement for the annual meeting of stockholders to be held on May 2, 2005 and is incorporated herein by reference.

PART IV

Item 15: Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Documents filed as a part of the Form 10-K

(1) Financial Statements:

	Form 10-K Page
Reports of Independent Registered Public Accounting Firms	23
Consolidated Balance Sheets at December 31, 2004 and 2003	25
Consolidated Statements of Income for the three years ended December 31, 2004	26
Consolidated Statements of Comprehensive Income for the three years ended December 31, 2004	27
Consolidated Statements of Changes in Shareholders' Equity for the three years ended December 31, 2004	27
Consolidated Statements of Cash Flows for the three years ended December 31, 2004	28
Notes to Consolidated Financial Statements	29

(2) Financial Statement Schedule:

Valuation and Qualifying Accounts and Reserves	42

(b) Reports on Form 8-K

On October 7, 2004, PAR Technology Corporation filed a report on Form 8-K pursuant to Item 2.01 (Completion of Acquisition or Disposition of Assets) and Item 9.01 (Financial Statements and Exhibits) of that Form relating to the acquisition of Springer-Miller Systems, Inc.

On October 27, 2004, PAR Technology Corporation furnished a report on Form 8-K pursuant to Item 2.02 (Results of Operations and Financial Condition) of that Form relating to its financial information for the quarter ended September 30, 2004, as presented in a press release October 27, 2004 and furnished thereto as an exhibit.

On December 17, 2004, PAR Technology Corporation filed an amended report on Form 8-K/A pursuant to Item 2.01 (Completion of Acquisition or Disposition of Assets) and Item 9.01 (Financial Statements and Exhibits) of that Form relating to the acquisition of Springer-Miller Systems, Inc. including in the filing the following financial statements:

(a) audited and unaudited consolidated financial statements of Springer-Miller Systems, Inc. for the years ended December 31, 2003 and 2002, and for the periods ended September 30, 2004 and 2003, respectively;

(b) unaudited proforma Consolidated Statements of Income for the year ended December 31, 2003 and the nine months ended September 30, 2004; and

(c) unaudited proforma Consolidated Balance Sheet dated September 30, 2004.

(c) Exhibits

See list of exhibits on page 44.

(d) Financial statement schedules

See (a)(2) above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
PAR Technology Corporation:

We have audited the consolidated financial statements of PAR Technology Corporation and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as of December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PAR Technology Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

February 25, 2005
Syracuse, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of PAR Technology Corporation:

In our opinion, the consolidated statements of income, changes in shareholder's equity, and cash flows listed in the index under Item 15(a)(1), for the year ended December 31, 2002, present fairly, in all material respects, the results of operations and cash flows of PAR Technology Corporation and its subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index appearing under Item 15(a)(2), present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 28, 2003
Syracuse, New York

CONSOLIDATED BALANCE SHEETS
(in thousands except share amounts)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 8,696	$ 1,467
Accounts receivable-net	32,702	31,876
Inventories-net	27,047	31,894
Deferred income taxes	6,634	6,486
Other current assets	2,617	2,472
Total current assets	77,696	74,195
Property, plant and equipment - net	8,123	7,240
Deferred income taxes	—	2,857
Goodwill	15,379	598
Intangible assets - net	9,235	1,772
Other assets	1,319	485
	$ 111,752	$ 87,147
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 90	$ 89
Borrowings under lines of credit	10,246	6,989
Accounts payable	9,486	8,301
Accrued salaries and benefits	8,072	5,461
Accrued expenses	2,998	2,471
Customer deposits	4,861	—
Deferred service revenue	9,083	5,947
Net liabilities of discontinued operation	323	558
Total current liabilities	45,159	29,816
Long-term debt	2,005	2,092
Deferred income taxes	194	—
Other long-term liabilities	820	—
Commitments and contingent liabilities		
Shareholders' Equity:		
Preferred stock, $.02 par value, 1,000,000 shares authorized	—	—
Common stock, $.02 par value, 19,000,000 shares authorized; 10,139,132 and 9,966,062 shares issued; 8,935,456 and 8,555,375 outstanding	203	199
Capital in excess of par value	31,560	29,761
Retained earnings	38,010	32,375
Accumulated other comprehensive loss	(181)	(43)
Treasury stock, at cost, 1,203,676 and 1,410,687 shares	(6,018)	(7,053)
Total shareholders' equity	63,574	55,239
	$ 111,752	$ 87,147

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

(in thousands except per share amounts)

	Year ended December 31,		
	2004	2003	2002
Net revenues:			
Product	$ 77,503	$ 60,223	$ 59,153
Service	47,466	37,865	36,553
Contract	49,915	41,682	37,975
	174,884	139,770	133,681
Costs of sales:			
Product	51,287	39,024	39,643
Service	39,769	32,140	30,081
Contract	46,682	39,613	35,501
	137,738	110,777	105,225
Gross margin	37,146	28,993	28,456
Operating expenses:			
Selling, general and administrative	22,106	19,340	19,540
Research and development	6,270	5,310	5,400
Amortization of identifiable intangible assets	245	—	—
	28,621	24,650	24,940
Operating income	8,525	4,343	3,516
Other income, net	1,134	582	815
Interest expense	(295)	(540)	(824)
Income from continuing operations before provision for income taxes	9,364	4,385	3,507
Provision for income taxes	(3,729)	(1,593)	(884)
Income from continuing operations	5,635	2,792	2,623
Discontinued operations:			
Loss from operations of discontinued component (including loss on disposal of $830 in 2002)	—	(570)	(2,516)
Income tax benefit	—	207	634
Loss from discontinued operations	—	(363)	(1,882)
Net income	$ 5,635	$ 2,429	$ 741
Earnings per share:			
Basic:			
Income from continuing operations	$ .65	$ .33	$ .33
Loss from discontinued operations	$ —	$ (.04)	$ (.24)
Net income	$ .65	$ .29	$ .09
Diluted:			
Income from continuing operations	$ .61	$ .32	$ .32
Loss from discontinued operations	$ —	$ (.04)	$ (.23)
Net income	$ .61	$ .27	$ .09
Weighted average shares outstanding			
Basic	8,696	8,438	7,934
Diluted	9,230	8,861	8,315

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year ended December 31,		
	2004	2003	2002
Net income	$ 5,635	$ 2,429	$ 741
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(138)	773	625
Comprehensive income	$ 5,497	$ 3,202	$ 1,366

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Capital in excess of	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Shareholders'
(in thousands)	Shares	Amount	Par Value	Earnings	Income (Loss)	Shares	Amount	Equity
Balances at December 31, 2001	9,674	$ 193	$ 28,541	$ 29,205	$ (1,441)	(1,794)	$ (8,969)	$ 47,529
Net income				741				741
Sale of treasury stock, net			6			383	1,916	1,922
Issuance of common stock upon the exercise of stock options	96	2	379					381
Translation adjustments					625			625
Balances at December 31, 2002	9,770	195	28,926	29,946	(816)	(1,411)	(7,053)	51,198
Net income				2,429				2,429
Issuance of common stock upon the exercise of stock options	196	4	835					839
Translation adjustments					773			773
Balances at December 31, 2003	9,966	199	29,761	32,375	(43)	(1,411)	(7,053)	55,239
Net income				5,635				5,635
Issuance of common stock upon the exercise of stock options	173	4	949					953
Issuance of treasury stock for business acquisition			850			207	1,035	1,885
Translation adjustments					(138)			(138)
Balances at December 31, 2004	10,139	$ 203	$ 31,560	$ 38,010	$ (181)	(1,204)	$ (6,018)	$ 63,574

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 5,635	$ 2,429	$ 741
Adjustments to reconcile net income to net cash provided by operating activities:			
Net loss from discontinued operations	—	363	1,882
Depreciation and amortization	2,812	2,815	2,894
Provision for bad debts	689	968	1,491
Provision for obsolete inventory	4,007	2,957	2,321
Tax benefit of stock option exercises	368	161	71
Deferred income tax	3,014	809	544
Changes in operating assets and liabilities:			
Accounts receivable	246	(7,001)	6,045
Inventories	1,046	(577)	(10,454)
Income tax refund claims	—	—	95
Other current assets	178	166	596
Other assets	(825)	(20)	(24)
Accounts payable	567	(70)	(2,611)
Accrued salaries and benefits	2,119	846	292
Accrued expenses	(43)	394	(197)
Customer deposits	(132)	—	—
Deferred service revenue	42	(757)	493
Net cash provided by continuing operating activities	19,723	3,483	4,179
Net cash used in discontinued operations	(235)	(88)	(580)
Net cash provided by operating activities	19,488	3,395	3,599
Cash flows from investing activities:			
Capital expenditures	(1,598)	(415)	(916)
Capitalization of software costs	(804)	(809)	(790)
Acquisition of Springer-Miller Systems, net of cash required	(13,364)	—	—
Net cash used in investing activities	(15,766)	(1,224)	(1,706)
Cash flows from financing activities:			
Net borrowings (payments) under line-of-credit agreements	3,257	(2,560)	(5,082)
Payments of long-term debt	(86)	(85)	(57)
Net proceeds from the sale of treasury stock	—	—	1,922
Proceeds from the exercise of stock options	585	678	310
Net cash provided (used) by financing activities	3,756	(1,967)	(2,907)
Effect of exchange rate changes on cash and cash equivalents	(249)	773	625
Net increase (decrease) in cash and cash equivalents	7,229	977	(389)
Cash and cash equivalents at beginning of year	1,467	490	879
Cash and cash equivalents at end of year	$ 8,696	$ 1,467	$ 490
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 280	$ 553	$ 848
Income taxes, net of refunds	537	291	101

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of PAR Technology Corporation and its wholly owned subsidiaries (ParTech, Inc., PAR Springer-Miller Systems, Inc., Ausable Solutions, Inc., PAR Government Systems Corporation and Rome Research Corporation), collectively referred to as the "Company." All significant intercompany transactions have been eliminated in consolidation.

Revenue recognition

The Company recognizes revenue generated by the Hospitality segment using the guidance from SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and the AICPA Statement of Position (SOP) 97-2, "Software Revenue Recognition," and other applicable revenue recognition guidance and interpretations. Product revenue consists of sales of the Company's standard point-of-sale and property management systems of the Hospitality segment. The Company recognizes revenue from the sale of complete restaurant systems (which primarily includes hardware or hardware and software) upon delivery to the customer site or upon installation for certain software products. For restaurant systems that are self-installed by the customer or an unrelated third party and for component sales or supplies, the Company recognizes revenue at the time of shipment. In addition to product sales, the Company may provide installation and training services, and also offers maintenance contracts to its customers. Installation and training service revenues are recognized as the services are performed. The Company's other service revenues, consisting of support, field and depot repair, are provided to customers either on a time and materials basis or under its maintenance contracts. Services provided on a time and materials basis are recognized as the services are performed. Service revenues from maintenance contracts are deferred when billed and recognized ratably over the related contract period.

The Company recognizes revenue in its Government segment using the guidance from SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." The Company's contract revenues generated by the Government segment result primarily from contract services performed for the U.S. Government under a variety of cost-plus fixed fee, time-and-material and fixed-price contracts. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fee. Revenue on time and material contracts is recognized by multiplying the number of direct labor-hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred. Revenue from fixed price contracts is recognized primarily on a straight-line basis over the life of the fixed-price contract. The Company's obligation under these contracts is simply to provide labor hours to conduct research or to staff facilities with no other deliverables or performance obligations. Anticipated losses on all contracts are recorded in full when identified. Unbilled accounts receivable are stated in the Company's consolidated financial statements at their estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and U.S. Government representatives.

Statement of cash flows

For purposes of reporting cash flows, the Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents. The effect of changes in foreign-exchange rates on cash balances is not significant.

Accounts receivable – Allowance for doubtful accounts

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on receivable balances.

Inventories

The Company's inventories are valued at the lower of cost or market. The Company uses certain estimates and judgments and considers several factors including product demand and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to twenty-five years. Expenditures for maintenance and repairs are expensed as incurred.

Warranties

The Company's products are sold with a standard warranty for defects in material and workmanship. The standard warranty offered by the Company is for one year, although certain sales have shorter warranty periods. The Company establishes an accrual for estimated warranty costs at the time revenue is recognized on the sale. This estimate is based on projected product reliability using historical performance data.

Income taxes

The provision for income taxes is based upon pretax earnings with deferred income taxes provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company records a valuation allowance when necessary to reduce deferred tax assets to their net realizable amounts. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Other long-term liabilities

In connection with the acquisition of Springer-Miller Systems, Inc. in 2004, the Company assumed an obligation owed to a third party as a result of an acquisition completed by Springer-Miller Systems, Inc. in 2002. The total obligation at December 31, 2004 amounts to $1,251,000 of which $820,000 is in long-term liabilities with the balance in accrued expenses.

Foreign currency

The assets and liabilities for the Company's international operations are translated into U.S. dollars using year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity under the heading Accumulated Other Comprehensive Loss. Exchange gains and losses on intercompany balances of a long-term investment nature are also recorded as a translation adjustment and are included in Accumulated Other Comprehensive Income (Loss). Foreign currency transaction gains and losses, are included in net income.

Other income

The components of other income for the three years ending December 31, are as follows:

	(in thousands)		
	2004	2003	2002
Currency gains	$ 502	$ 95	$ 108
Rental income-net	349	441	543
Other	283	46	164
	$ 1,134	$ 582	$ 815

Identifiable intangible assets

The Company capitalizes certain costs related to the development of computer software used in its Hospitality products segment under the requirements of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing feasibility are capitalized and amortized on a product-by-product basis when the product is available for general release to customers. The net unamortized computer software costs included in intangible assets, amounted to $1,580,000 and $1,772,000 at December 31, 2004 and 2003, respectively. Annual amortization, charged to cost of sales, is computed using the straight-line method over the remaining estimated economic life of the product, generally three years. Amortization of capitalized software costs amounted to $996,000, $1,185,000 and $1,098,000 in 2004, 2003, and 2002, respectively.

The Company acquired identifiable intangible assets in connection with the October 1, 2004 acquisition of Springer-Miller Systems, Inc. The net unamortized intangible assets were $7,655,000 at December 31, 2004. Amortization of identifiable intangible assets amounted to $245,000 in 2004. See Note 2 for additional details.

The future amortization of these intangible assets is as follows (in thousands):

2005	$ 981
2006	981
2007	974
2008	935
2009	758
Thereafter	928
	$ 5,557

Stock-based compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), encourages, but does not require companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Had compensation cost for the Company's stock-based compensation plans and other transactions been determined based on the fair values at the fiscal year 2004, 2003 and 2002 grant dates for those awards, consistent with the requirements of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been adjusted to the proforma amounts indicated below (in thousands, except per share data):

	2004	2003	2002
Net income	$ 5,635	$ 2,429	$ 741
Proforma compensation benefit (expense)	(354)	(118)	117
Proforma net income	$ 5,281	$ 2,311	$ 858
Earnings per share:			
As reported - Basic	$ .65	$ .29	$ .09
- Diluted	$ .61	$ .27	$ .09
Proforma - Basic	$ .61	$ .27	$ .11
- Diluted	$ .57	$ .26	$ .10

The estimated weighted average fair value of options granted is $2.85, $1.52 and $1.10 for 2004, 2003 and 2002, respectively.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002:

	2004	2003	2002
Risk-free interest rate	3.2%	2.0%	4.2%
Dividend yield	N/A	N/A	N/A
Volatility factor	42%	44%	44%
Expected option life	5 Years	5 Years	6 Years

In management's opinion the existing models do not necessarily provide a reliable measure of the fair value of its stock options because the Company's stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective assumptions can materially affect fair value estimate.

Earnings per share

Earnings per share are calculated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share", which specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). It requires the presentation of basic and diluted EPS. Basic EPS excludes all dilution and is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The following is a reconciliation of the weighted average shares outstanding for the basic and diluted EPS computations (in thousands except share and per share data):

	2004	2003	2002
Net income	$ 5,635	$ 2,429	$ 741
Basic:			
Shares outstanding at beginning of year	8,555	8,360	7,881
Weighted shares issued during the year	141	78	53
Weighted average common shares, basic	8,696	8,438	7,934
Earnings per common share, basic	$ .65	$ .29	$ .09
Diluted:			
Weighted average common shares, basic	8,696	8,438	7,934
Dilutive impact of stock options	534	423	381
Weighted average common shares, diluted	9,230	8,861	8,315
Earnings per common share, diluted	$ .61	$ .27	$ .09

Use of Estimates

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include: the carrying amount of property, plant and equipment, identifiable intangible assets and goodwill, warranty reserve, valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

Goodwill

Following Financial Accounting Standards Board issuance of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", (SFAS 142), the Company tests all goodwill for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company has elected to annually test for impairment at December 31. There was no impairment of goodwill in 2004, 2003 or 2002.

Accounting for Impairment or Disposal of Long-Lived Assets

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 requires recognition of impairment of long-lived assets if the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to dispose for assets to be disposed. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment was identified during 2004, 2003 or 2002.

As further described in Note 3, the Company decided to dispose of its Industrial segment in August 2002 and has adopted the provisions of SFAS 144 regarding the measurement, recognition and disclosure of this discontinued operation.

Reclassifications

Amounts in prior years' consolidated financial statements are reclassified whenever necessary to conform with the current year's presentation.

New Accounting Pronouncements

In December 2004, Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. Statement 123 (revised 2004) requires registrants to recognize the cost of share-based payments, including previously issued share-based payments, in the consolidated income statement and is effective for awards that are granted, modified, or settled in cash in interim or annual periods beginning after June 15, 2005. Statement 123 (revised 2004) is effective for the Company's 2005 fiscal year and the Company is currently evaluating the expected impact on its financial statements. See stock-based compensation above.

In November 2004, the FASB published Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. Statement 151 amends the guidance in Chapter 4, "Inventory Pricing" of ARB No. 43 and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Statement 151 requires that those items be recognized as current-period charges. Statement 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Statement 151 is effective for the Company's 2006 fiscal year and is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. This Statement amends the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions. APB 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS 153 are effective for exchanges of nonmonetary assets occurring in fiscal periods beginning after June 15, 2005. As of December 31, 2004, management believes that SFAS 153 will have no significant effect on the consolidated financial position, results of operations, or cash flows of the Company.

Note 2 — Business Acquisition

On October 1, 2004, PAR Technology Corporation (the "Company") and its wholly-owned subsidiary, PAR Springer-Miller Systems, Inc. (the "Subsidiary"), completed their previously-announced transaction with Springer-Miller Systems, Inc. ("Springer-Miller") and John Springer-Miller pursuant to which the Subsidiary acquired substantially all of the assets (including the equity interests in each of Springer-Miller International, LLC and Springer-Miller Canada, ULC), and assumed certain liabilities, of Springer-Miller. Springer-Miller, based in Stowe, Vermont, is a provider of hospitality management solutions for all types of hospitality enterprises including resort hotels, destination spa and golf properties, timeshare properties and casino resorts worldwide.

The purchase price of the net assets acquired was $14,985,000 plus approximately $3,227,000 (an amount equal to the cash and cash equivalents held by Springer-Miller and its subsidiaries at the closing date of the acquisition, October 1, 2004). The Company also incurred $264,000 in direct acquisition costs relating to this purchase. The purchase price consisted of $1,885,000 worth of Company common stock (207,011 shares of PAR Technology Corporation common stock issued out of treasury) and the remainder in cash.

The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed by the Company based on their estimated fair values as of the closing date of the acquisition. Identifiable intangible assets recorded in the acquisition will be tested for impairment in accordance with the provisions of SFAS 142. The following table presents the estimated fair value of the assets acquired and liabilities assumed:

(in thousands)		
Cash and cash equivalents	$	3,227
Other current assets		2,298
Property, plant and equipment		858
Intangible assets		7,900
Goodwill		14,781
Total assets acquired		29,064
Deferred revenues and customer deposits		8,087
Other current liabilities		1,681
Long-term liabilities		820
Total liabilities assumed		10,588
Purchase price, including acquisition related costs	$	18,476

The identifiable intangible assets acquired and their estimated useful lives (based on third party valuation) are as follows:

(in thousands)	Fair Value	Estimated Useful Life
Software	$ 2,800	5 Years
Customer relationships	2,700	8 Years
Trademarks and trade names	2,100	Indefinite
Others	300	3-4 Years
	$ 7,900	

On an unaudited proforma basis, assuming the completed acquisition had occurred as of the beginning of the periods presented, the consolidated results of the Company would have been as follows (in thousands, except per share amounts):

	Year ended December 31,	
	2004	2003
Revenues	$ 187,086	$ 153,733
Net income	$ 5,507	$ 1,143
Earnings per share:		
Basic	$ .62	$ .13
Diluted	$ .59	$ .13

The unaudited proforma financial information presented above gives effect to purchase accounting adjustments which have resulted or are expected to result from the acquisition. This proforma information is not necessarily indicative of the results that would actually have been obtained had the companies been combined for the periods presented.

Note 3 — Business Operations

During the third quarter of 2002, the Company decided to close down its unprofitable Industrial business unit, Ausable Solutions, Inc., following a trend of continuous losses. The overall downturn in the global economy and specifically the manufacturing and warehousing industries, coupled with the diminishing capital expenditures of the Company's industrial customers, prevented the Company from being profitable in this particular business segment. The decision to shut down this unit has allowed the Company to focus on its two core businesses, Hospitality and Government. The Company believes that the decision to exit the Industrial segment will not have a negative impact on the Company's continuing operations. The Company's Industrial business did not have common customers with its Hospitality and Government contract businesses.

A summary of net revenues, net loss from operations of discontinued component and total liabilities of discontinued operations are detailed below (in thousands):

	Year ended December 31,		
	2004	2003	2002
Net revenues	$ —	$ —	$ 1,454
Net loss from operations of discontinued component	$ —	$ (363)	$ (1,882)

	December 31,	
	2004	2003
Discontinued liabilities-other	$ 323	$ 558

Note 4 — Accounts Receivable

The Company's net accounts receivable consist of:

	December 31, (in thousands)	
	2004	2003
Government segment:		
Billed	$ 8,376	$ 8,961
Advanced billings	(1,729)	(1,214)
	6,647	7,747
Hospitality segment:		
Accounts receivable - net	26,055	24,129
	$ 32,702	$ 31,876

At December 31, 2004 and 2003, the Company had recorded allowances for doubtful accounts of $2,299,000 and $2,389,000, respectively, against Hospitality accounts receivable.

Note 5 — Inventories

Inventories are used primarily in the manufacture, maintenance, and service of Hospitality systems. Inventories are net of related reserves. The components of inventories-net are:

	December 31, (in thousands)	
	2004	2003
Finished goods	$ 4,745	$ 7,430
Work in process	1,296	1,623
Component parts	4,568	5,585
Service parts	16,438	17,256
	$ 27,047	$ 31,894

The Company records reserves for shrinkage, excess and obsolete inventory. At December 31, 2004 and 2003, these amounts were $3,982,000 and $4,361,000, respectively.

Note 6 — Property, Plant and Equipment

The components of property, plant and equipment are:

	December 31, (in thousands)	
	2004	2003
Land	$ 253	$ 253
Buildings and improvements	7,501	7,108
Rental property	3,490	3,490
Furniture and equipment	26,860	25,719
	38,104	36,570
Less accumulated depreciation and amortization	29,981	29,330
	$ 8,123	$ 7,240

The useful lives of buildings and improvements and rental property are twenty to twenty-five years. The useful lives of furniture and equipment ranges from three to eight years. Depreciation expense recorded was $1,571,000, $1,630,000 and $1,802,000 for 2004, 2003 and 2002, respectively.

The Company subleases a portion of its headquarters facility to various tenants. Rent received from these leases totaled $1,104,000, $1,114,000 and $1,027,000 for 2004, 2003 and 2002, respectively.

Future minimum rent payments due to the Company under these leases are as follows (in thousands):

2005	$ 828
2006	317
2007	101
	$ 1,246

The Company leases office space under various operating leases. Rental expense on these operating leases was approximately $1,527,000, $1,200,000 and $1,228,000 for 2004, 2003, and 2002, respectively.

Future minimum lease payments under all noncancelable operating leases are (in thousands):

2005	$ 1,967
2006	1,543
2007	888
2008	803
2009	634
Thereafter	271
	$ 6,106

Note 7 — Debt

The Company has an aggregate of $30,000,000 in bank lines of credit. One line totaling $17,500,000 bears interest at the bank borrowing rate (4.67% at December 31, 2004) and is subject to loan covenants including a debt to tangible net worth ratio of 1.4 to 1; a minimum working capital requirement of at least $25 million; and a debt coverage ratio of 4 to 1. The total amount of credit available under this facility at a given time is based on (a) 80% of the Company's accounts receivable under 91 days outstanding attributable to the Company's Hospitality segment and (b) 40% of the Company's inventory, excluding work in process. A portion of this line, $5,000,000, will expire on March 31, 2005 and the remaining $12,500,000, expires on April 30, 2006. The second line of $12,500,000 allows the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate (4.65% at December 31, 2004). This facility contains certain loan covenants including a leverage ratio of not greater than 4 to 1 and a fixed charge coverage ratio of not less than 4 to 1. A portion of this line, $5,000,000 will expire on March 31, 2005 and the remaining $7,500,000 expires on October 30, 2006. Both lines are collateralized by certain accounts receivable and inventory. The Company was in compliance with all loan covenants on December 31, 2004. At December 31, 2004, there were borrowings under these lines of $10,246,000 and an aggregate of $19,754,000 was available under these lines.

The Company has a $2.1 million mortgage collateralized by certain real estate. The annual mortgage payment including interest totals $192,500. The mortgage bears interest at a variable rate based on the lending bank's Corporate Base Lending Rate plus 1/2%. At December 31, 2004, the interest rate was 5.75%. The remaining balance is due on May 1, 2010. The Company's future principal payments under this mortgage are as follows (in 000's):

2005	$ 90
2006	92
2007	98
2008	103
2009	108
Thereafter	1,604
	$ 2,095

Note 8 — Stock based compensation

The Company has reserved 2,000,000 shares under its stock option plan. Options under this Plan may be incentive stock options or nonqualified options. Stock options are nontransferable other than upon death. Option grants generally vest over a three to five year period after the grant and typically expire ten years after the date of the grant.

A summary of the stock options follows:

	No. of Shares (in thousands)	Weighted Average Exercise Price
Outstanding at December 31, 2001	1,473	$ 3.81
Granted	109	2.77
Exercised	(96)	3.22
Forfeited	(188)	5.69
Outstanding at December 31, 2002	1,298	3.67
Granted	88	4.98
Exercised	(196)	3.46
Forfeited	(137)	4.05
Outstanding at December 31, 2003	1,053	3.49
Granted	254	8.84
Exercised	(173)	3.40
Forfeited	(9)	6.33
Outstanding at December 31, 2004	1,125	$ 4.69
Shares remaining available for grant	434	
Total shares vested and exercisable as of December 31, 2004	733	$ 3.58

Stock options outstanding at December 31, 2004 are summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 1.88-$ 4.00	556	6.1 Years	$ 2.72
$ 4.01-$ 6.16	322	5.8 Years	$ 4.88
$ 7.85-$ 10.88	247	9.6 Years	$ 8.87
$ 1.88-$ 10.88	1,125	6.8 Years	$ 4.69

Note 9 — Income Taxes

The provision (benefit) for income taxes consists of:

	Year ended December 31, (in thousands)		
	2004	2003	2002
Current income tax:			
Federal	$ 312	$ 177	$ (465)
State	164	112	55
Foreign	239	288	131
	715	577	(279)
Deferred income tax:			
Federal	2,259	605	370
State	225	251	121
Foreign	530	(47)	38
	3,014	809	529
Provision for income taxes	$ 3,729	$ 1,386	$ 250

Deferred tax liabilities (assets) are comprised of the following at:

	December 31, (in thousands)	
	2004	2003
Software development expense	$ 606	$ 656
Depreciation	331	209
Gross deferred tax liabilities	937	865
Allowances for bad debts, inventory and warranty	(3,506)	(3,503)
Capitalized inventory costs	(103)	(60)
Benefit accruals	(369)	(296)
Federal net operating loss carryforward	(1,906)	(4,647)
State net operating loss carryforward	(181)	(634)
Foreign net operating loss carryforward	—	(530)
Tax credit carryforward	(1,165)	(538)
Other	(147)	—
Gross deferred tax assets	(7,377)	(10,208)
Net deferred tax asset	$ (6,440)	$ (9,343)

The Company has a Federal net operating loss carryforward of $5.6 million, which expires in various tax years from 2020 to 2023. The Company has federal tax credit carryforwards of $1,043,000, which expires in various tax years from 2005 - 2023. The Company also has state tax credit carryforwards of $185,000 and state net operating loss carryforwards of $4,700,000 which expire in various tax years through 2023. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the historical level of taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the benefit of the deferred tax assets. Accordingly, no deferred tax valuation allowance was recorded at December 31, 2004 and 2003.

The provision for income taxes differed from the provision computed by applying the Federal statutory rate to income before taxes due to the following:

	Year ended December 31,		
	2004	2003	2002
Federal statutory tax rate	34.0%	34.0%	34.0%
State taxes	3.6	8.5	15.8
Extraterritorial income exclusion	(1.0)	(2.0)	(20.6)
Valuation allowance	—	(8.6)	33.2
Changes in estimate of prior years' accrual	—	—	(54.1)
Non deductible expenses	.5	3.2	8.3
Tax credits	(.4)	(1.3)	(4.0)
Foreign income taxes	2.7	2.1	12.6
Other	.4	.4	—
	39.8%	36.3%	25.2%

Note 10 — Employee Benefit Plans

The Company has a deferred profit-sharing retirement plan that covers substantially all employees. The Company's annual contribution to the plan is discretionary. The Company contributed $1,130,000, $819,000 and $200,000 to the Plan in 2004, 2003 and 2002, respectively. The plan also contains a 401(k) provision that allows employees to contribute a percentage of their salary. These contributions are matched at the rate of 10% by the Company. The Company contributions under the 401(k) component were $228,000, $205,000, and $208,000 in 2004, 2003, and 2002, respectively.

The Company also maintains an incentive-compensation plan. Participants in the plan are key employees as determined by the Board of Directors and executive management. Compensation under the plan is based on the achievement of predetermined financial performance goals of the Company and its subsidiaries. Awards under the plan are payable in cash. Awards under the plan totaled $682,000, $559,000 and $261,000 in 2004, 2003 and 2002, respectively.

Note 11 — Contingencies

The Company is subject to legal proceedings, which arise in the ordinary course of business. Additionally, U.S. Government contract costs are subject to periodic audit and adjustment. In the opinion of management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or cash flows of the Company.

Note 12 — Segment and Related Information

The Company's reportable segments are strategic business units that have separate management teams and infrastructures that offer different products and services.

The Company has two reportable segments, Hospitality and Government. The Hospitality segment offers integrated solutions to the hospitality industry. These offerings include industry leading hardware and software applications utilized at the point-of-sale, back of store and corporate office. This segment also offers customer support including field service, installation, twenty-four hour telephone support and depot repair. The Government segment develops advanced technology prototype systems primarily for the Department of Defense and other Governmental agencies. It provides services for operating and maintaining certain U.S. Government-owned communication and test sites, and for planning, executing and evaluating experiments involving new or advanced radar systems. It is also involved in developing technology to track mobile chassis. As discussed in Note 3, the Company discontinued its Industrial segment in the third quarter of 2002. Accordingly, the results of this segment have been reported as discontinued operations. Intersegment sales and transfers are not significant.

Information as to the Company's segments is set forth below:

	Year ended December 31, (in thousands)		
	2004	2003	2002
Revenues:			
Hospitality	$ 124,969	$ 98,088	$ 95,706
Government	49,915	41,682	37,975
Total	$ 174,884	$ 139,770	$ 133,681
Operating income (loss):			
Hospitality	$ 5,657	$ 2,977	$ 1,278
Government	2,868	1,928	2,266
Other	—	(562)	(28)
	8,525	4,343	3,516
Other income, net	1,134	582	815
Interest expense	(295)	(540)	(824)
Income before provision for income taxes	$ 9,364	$ 4,385	$ 3,507
Identifiable assets:			
Hospitality	$ 91,432	$ 70,550	$ 71,725
Government	9,909	10,475	6,568
Industrial	—	—	59
Other	10,411	6,122	6,770
Total	$ 111,752	$ 87,147	$ 85,122
Depreciation and amortization:			
Hospitality	$ 2,276	$ 2,212	$ 2,315
Government	208	201	117
Other	328	402	462
Total	$ 2,812	$ 2,815	$ 2,894
Capital expenditures:			
Hospitality	$ 1,348	$ 236	$ 549
Government	—	50	112
Other	250	129	255
Total	$ 1,598	$ 415	$ 916

The following table presents revenues by country based on the location of the use of the product or services.

	2004	2003	2002
United States	$ 158,407	$ 124,556	$ 118,375
Other Countries	16,477	15,214	15,306
Total	$ 174,884	$ 139,770	$ 133,681

The following table presents property by country based on the location of the asset.

	2004	2003	2002
United States	$ 105,073	$ 79,811	$ 75,640
Other Countries	6,679	7,336	9,482
Total	$ 111,752	$ 87,147	$ 85,122

Customers comprising 10% or more of the Company's total revenues are summarized as follows:

	2004	2003	2002
Hospitality segment:			
McDonald's Corporation	32%	25%	30%
Yum! Brands, Inc.	19%	25%	21%
Government segment:			
U.S. Department of Defense	29%	30%	28%
All Others	20%	20%	21%
	100%	100%	100%

Note 13 — Fair Value of Financial Instruments

Estimated fair value of financial instruments classified as current assets or liabilities approximate carrying value due to the short-term nature of the instruments. Such current assets and liabilities include cash and cash equivalents, accounts receivable, borrowings under lines of credit, current portion of long-term debt and accounts payable. The estimated fair value of the Company's long-term debt is based on interest rates at December 31, 2004 and 2003 for new issues with similar remaining maturities and approximates carrying value at December 31, 2004 and 2003.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 14 — Related Party Transactions

The Company leases its corporate wellness facility to related parties at a current rate of $9,775 per month. The Company provides membership to this facility to all employees. During 2004, 2003, and 2002 the Company received rental income amounting to $117,300. All lease payments are current at December 31, 2004.

The Company also leases office space from an officer of one of its subsidiaries. The lease is for a period of five years beginning on October 1, 2004 at an annual rate of $360,000. In 2004, the Company paid $90,000 to the officer under this lease.

At December 31, 2004 the Company has outstanding an interest-bearing loan totaling $250,000 to an executive officer. This loan was originated prior to June 2002. The interest rate is variable and was 4.67% at December 31, 2004. At December 31, 2003, the Company had outstanding interest-bearing loans totally $595,430 to two executive officers at an interest rate of 4%.

During 2004, 2003 and 2002 interest income recorded by the Company related to these loans was $13,800, $26,100, and $27,500, respectively. These loans are payable on demand. These loans are current as to interest payments at December 31, 2004.

Note 15 — Selected Quarterly Financial Data (Unaudited)

	Quarter ended (in thousands except per share amounts)			
2004	March 31	June 30	September 30	December 31
Net revenues	$ 37,898	$ 42,925	$ 42,635	$ 51,426
Gross margin	7,386	8,528	8,807	12,425
Income from continuing operations	736	1,312	1,734	1,853
Basic earnings per share from continuing operations	.09	.15	.20	.21
Diluted earnings per share from continuing operations	.08	.14	.19	.20
2003	March 31	June 30	September 30	December 31
Net revenues	$ 30,542	$ 32,011	$ 36,006	$ 41,211
Gross margin	6,041	6,344	7,520	9,088
Income from continuing operations	256	351	858	1,327
Basic earnings per share from continuing operations	.03	.04	.10	.16
Diluted earnings per share from continuing operations	.03	.04	.10	.15

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions (a)	Balance at end of period
Allowance for Doubtful Accounts - deducted from Accounts Receivable in the Consolidated Balance Sheet					
2004	$ 2,396	689		(786)	$ 2,299
2003	$ 3,168	968		(1,740)	$ 2,396
2002	$ 4,504	1,491		(2,827)	$ 3,168

(a) Uncollectible accounts written off.

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of period
Inventory reserves for shrinkage, excess and obsolete inventory - deducted from inventory in the Consolidated Balance Sheet					
2004	$ 4,361	4,007		(4,386)	$ 3,982
2003	$ 4,094	2,957		(2,690)	$ 4,361
2002	$ 3,253	2,321		(1,480)	$ 4,094

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAR TECHNOLOGY CORPORATION

March 22, 2005

John W. Sammon, Jr.
John W. Sammon, Jr.
Chairman of Board and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
John W. Sammon, Jr. John W. Sammon, Jr.	Chairman of Board and President (Principal Executive Officer) and Director	March 22, 2005
Charles A. Constantino Charles A. Constantino	Executive Vice President and Director	March 22, 2005
Sangwoo Ahn Sangwoo Ahn	Director	March 22, 2005
J. Whitney Haney J. Whitney Haney	Director	March 22, 2005
James A. Simms James A. Simms	Director	March 22, 2005
Kevin R. Jost Kevin R. Jost	Director	March 22, 2005
Ronald J. Casciano Ronald J. Casciano	Vice President, Chief Financial Officer and Treasurer	March 22, 2005

List of Exhibits

Exhibit No.	Description of Instrument	
3.1	Certificate of Incorporation, as amended.	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
3.2	Certificate of Amendment to the Certificate of Incorporation.	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
3.3	By-laws, as amended.	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
4	Specimen Certificate representing the Common Stock.	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
10.1	Letter of Agreement with Sandman – SCI Corporation	Filed as Exhibit 10.1 to Form S-3/A (Registration No. 333-102197) of PAR Technology Corporation incorporated herein by reference.
10.2	NBT, N.A. Line of Credit Agreement	
10.3	JPMorgan Chase Agreement	
22	Subsidiaries of the registrant	
23	Consents of Independent Registered Public Accounting Firms	
31.1	Certification of Chairman of the Board and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2	Certification of Vice President, Chief Financial Officer and Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1	Certification of Chairman of the Board and Chief Executive Officer and Vice President, Chief Financial Officer and Treasurer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

EXHIBIT 22

Subsidiaries of PAR Technology Corporation

Name	State of Incorporation
ParTech, Inc.	New York
PAR Springer-Miller Systems, Inc.	Delaware
PAR Government Systems Corporation	New York
Rome Research Corporation	New York
PAR Vision Systems Corporation	New York
Ausable Solutions, Inc.	Delaware

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
PAR Technology Corporation

We consent to the incorporation by reference in the registration statements (No. 33-119828, 33-04968, 33-39784, 33-58110, and 33-63095) on Form S-8 and the registration statement (No. 333-102197) on Form S-3 of PAR Technology Corporation of our report dated February 25, 2005, with respect to the consolidated balance sheets of PAR Technology Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2004 and 2003, and the financial statement schedule "Valuation and Qualifying Accounts and Reserves" as of December 31, 2004 and 2003 and for the years then ended, which report appears in the December 31, 2004 annual report on Form 10-K of PAR Technology Corporation.

KPMG LLP

March 22, 2005

Syracuse, New York

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (33-04968, 33-39784, 33-58110, and 33-63095 and 33-119828) and Form S-3 (333-102197) of PAR Technology Corporation and its subsidiaries of our report dated March 28, 2003 relating to the financial statements and financial statement schedules, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

March 22, 2005

Syracuse, New York

EXHIBIT 31.1

PAR TECHNOLOGY CORPORATION
STATEMENT OF EXECUTIVE OFFICER

I, John W. Sammon, Jr., certify that:

1. I have reviewed this year end report on Form 10-K of PAR Technology Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. [Reserved]
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants fourth, fiscal quarter in the case of an annual report) and that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2005

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board and Chief Executive Officer

EXHIBIT 31.2

PAR TECHNOLOGY CORPORATION
STATEMENT OF EXECUTIVE OFFICER

I, Ronald J. Casciano, certify that:

1. I have reviewed this year end report on Form 10-K of PAR Technology Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. [Reserved]
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants fourth, fiscal quarter in the case of an annual report) and that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2005

Ronald J. Casciano

Ronald J. Casciano
Vice President, Chief Financial Officer & Treasurer

EXHIBIT 32.1

PAR TECHNOLOGY CORPORATION
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PAR Technology Corporation (the "Company") on Form 10-K for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, John W. Sammon, Jr. and Ronald J. Casciano, Chairman of the Board & Chief Executive Officer and Vice President, Chief Financial Officer & Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

(1) The Report fully complies with the requirement of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

John W. Sammon, Jr.
John W. Sammon, Jr.
Chairman of the Board & Chief Executive Officer
March 22, 2005

Ronald J. Casciano
Ronald J. Casciano
Vice President, Chief Financial Officer & Treasurer
March 22, 2005

NOTES

NOTES

PAR®

www.partech.com

8383 seneca turnpike
new hartford, ny 13413-4991

PTC
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NYSE